SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 28, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI : REPORT FOR THE QUARTER AND SIX MONTHS
ENDED JUNE 30, 2005 PREPARED IN ACCORDANCE WITH IFRS

Report

for the quarter and six months ended 30 June 2005

Group results ...

❖ Gold production steady at 1.569Moz.

❖ Strong financial performance, including $74m increase in profit attributable to equity shareholders to $96m.

❖ Headline earnings adjusted for the effect of unrealised non-hedge derivatives up 19% to $92m.

❖ Total cash costs down 2% to $278/oz, with South African total cash costs 3% lower at R60,287/kg as a result of cost cutting initiatives.

❖ Interim dividend of R1.70 ($0.25)/share declared.

		Quarter ended Jun 2005	Quarter ended Mar 2005	Six months ended Jun 2005	Six months ended Jun 2004 Restated	Quarter ended Jun 2005	Quarter ended Mar 2005	Six months ended Jun 2005	Six months ended Jun 2004 Restated
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	48,792	48,808	97,600	80,972	1,569	1,569	3,138	2,603
Price received[1]	- R/kg / $/oz	87,314	82,152	84,739	84,152	422	424	423	393
Total cash costs	- R/kg / $/oz	57,351	54,778	56,064	54,456	278	284	281	254
Total production costs	- R/kg / $/oz	74,728	70,639	72,683	67,924	363	366	364	317
Financial review									
Gross profit	- R / $ million	931	255	1,186	971	154	57	211	142
Gross profit adjusted for the effect of unrealised non-hedge derivatives[2]	- R / $ million	765	676	1,441	1,593	117	112	230	240
Profit attributable to equity shareholders	- R / $ million	566	50	616	425	96	22	118	64
Headline earnings	- R / $ million	665	102	767	563	112	31	143	85
Headline earnings adjusted for the effect of unrealised non-hedge derivatives[3]	- R / $ million	604	464	1,069	956	92	77	169	147
Capital expenditure	- R / $ million	1,068	864	1,932	1,579	167	144	311	237
Earnings per ordinary share	- cents/share								
Basic		214	19	233	178	36	8	45	27
Diluted		214	19	232	171	36	8	45	26
Headline		251	39	290	236	42	12	54	36
Headline earnings adjusted for the effect of unrealised non-hedge derivatives[3]	- cents/share	228	175	404	401	35	29	64	62
Dividends	- cents/share			170	170			25	26

Notes:
1. *Price received includes realised non-hedge derivatives.*
2. *Refer to note 5 of notes for the definition.*
3. *Refer to note 4 of notes for the definition.*

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

ANGLOGOLD ASHANTI


Alaska
Cripple Creek & Victor
USA
Colombia
Peru
Brazil
Serra Grande
AngloGold Ashanti Mineração
Argentina
Cerro Vanguardia
Yatela
Sadiola
Siguiri
Guinea
Morila
Mali
Bibiani
Iduapriem & Teberebie South
Obuasi
Ghana
Navachab
Namibia
Republic of South Africa
South African operations
DRC
Geita
Tanzania
Russia
Mongolia
China
Laos
Philippines
Australia
Boddington
Sunrise Dam
Operations with brownfields exploration
Greenfields exploration areas
Exploration alliance areas
New frontier areas

Operations **at a glance**

for the quarter ended 30 June 2005

	Price received[1]		Production		Total cash costs		Cash gross profit (loss)[2]		Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives[3]	
	$/oz	% Variance[4]	oz (000)	% Variance[4]	$/oz	% Variance[4]	$m	% Variance[4]	$m	% Variance[4]
Sunrise Dam	483	14	131	–	246	(12)	30	36	21	62
Great Noligwa	433	(2)	174	(3)	270	(3)	25	(4)	21	5
TauTona	439	–	120	(8)	243	(11)	23	10	9	–
Mponeng	442	–	128	11	278	(16)	21	62	11	267
Kopanang	437	–	118	(2)	283	(8)	17	21	13	44
Morila[5]	429	1	67	–	173	–	16	(6)	11	(8)
AngloGold Ashanti Mineração	417	–	61	7	161	10	15	(6)	11	(15)
Siguiri[5]	426	(5)	80	86	212	(46)	14	250	9	350
Cripple Creek & Victor	359	(12)	71	(12)	227	3	12	(25)	2	(71)
Cerro Vanguardia[5]	381	(1)	51	(11)	171	21	12	(20)	7	(30)
Sadiola[5]	427	(3)	43	13	256	(10)	7	17	4	100
Serra Grande[5]	415	–	24	–	153	4	7	–	6	–
Obuasi	424	(5)	102	11	324	(10)	5	(29)	(5)	(400)
Iduapriem[5]	422	(5)	40	(13)	339	18	4	(20)	2	–
Geita	351	(6)	165	(14)	331	55	3	(88)	(9)	(190)
Tau Lekoa	438	(2)	68	5	400	(7)	3	200	(2)	60
Yatela[5]	428	–	23	–	299	7	3	(25)	1	(50)
Bibiani	426	(1)	30	(9)	296	2	3	(40)	(1)	–
Navachab	427	(1)	18	(5)	362	(12)	–	(100)	(1)	–
Savuka	441	(1)	33	3	461	(17)	(1)	67	(3)	40
Other			21	(4)			16	100	10	233
AngloGold Ashanti	422	–	1,569	–	278	(2)	235	2	117	4

[1] Price received includes realised non-hedge derivatives.
[2] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
[3] Refer to note 5 of notes for the definition.
[4] Variance June 2005 quarter on March 2005 quarter – increase (decrease).
[5] Attributable.
Rounding of figures may result in computational discrepancies.

Financial and **operating review**

OVERVIEW OF THE QUARTER

The June quarter has produced a good financial performance, with steady operational results, in line with those of last quarter. Headline earnings adjusted for the effect of unrealised non-hedge derivatives increased 19% to $92m, of which $35m relates to the net positive effect of a statutory tax rate reduction in Ghana to 25% for three years (and 28% thereafter). Profit attributable to equity shareholders was $74m higher than that of the prior quarter, due to the statutory tax rate reductions and as a result of unrealised non-hedge derivative gains in the second quarter, compared with losses in the first quarter of the year.

A combination of factors had led to a 4% increase in gross profit adjusted for the effect of unrealised non-hedge derivatives of $117m. The weakening of the rand contributed $16m to profitability, while savings arising from improved efficiencies were partly offset by lower grades and inflationary increases, with the sustained strength of the oil price continuing to have a negative impact on open-pit operations.

As noted, production was consistent quarter-on-quarter, due to solid performances from the Brazilian, Malian and Australian assets and to significantly improved performances at several other operations, including Siguiri in Guinea, which posted a 37,000oz production increase following the first full quarter of operation of the newly commissioned carbon-in-pulp plant. Obuasi in Ghana also continued on its course of operational improvement, with production up 11% to 102,000oz and total cash costs down 10% to $324/oz.

An 11% production improvement at Mponeng helped to offset production declines at several other South African operations, including TauTona and Great Noligwa. After several excellent quarters, production at Geita in Tanzania decreased 14% to 165,000oz and total cash costs climbed 55% to $331/oz, as a result of both lower grades mined and reduced mining contractor efficiencies as the operation starts the transition to owner-mining.

In Australia, the Sunrise Dam mine enjoyed another record production quarter of 131,000oz, equal to that of the first quarter, with total cash costs improving 11% to A$320/oz ($246/oz).

At the AngloGold Ashanti Mineração operation in Brazil, gold production increased 7% to 61,000oz, with total cash costs climbing 10% to $161/oz, largely as a consequence of the 7% appreciation of the Brazilian real over the quarter. The Cerro Vanguardia mine in Argentina saw lower tonnage and feed grade, as planned in the production programme, with total cash costs 21% higher at $171/oz, mainly due to retroactive January 2005 wage increases paid out during the second quarter.

Turning to costs, globally increasing mining contractor rates, the strong oil price and the generally higher price of consumables continue to require that cost containment remains a key management focus across the group. The stringent cost savings programmes noted last quarter are beginning to take effect and the South African region in particular made strides over the quarter in achieving its cost cutting targets, with local total cash costs at R60,287/kg constituting a 3% improvement quarter-on-quarter.

Looking ahead, production for the third quarter is estimated to be 1.551Moz at a total cash cost of $279/oz, assuming the following exchange rates to the US dollar: R6.60; A$0.76; BRL2.4 and Argentinean peso 2.80. Capital expenditure for the quarter is estimated at $277m and will be managed in line with profitability.

After serving more than 30 years with AngloGold Ashanti and the Anglo American and De Beers companies, CFO Jonathan Best will retire at the end of July 2005. He is succeeded by Srinivasan Venkatakrishnan, currently deputy CFO, whose professional history includes a senior position with Deloitte and Touche in London, as well as the role of Finance Director of Ashanti from 2000, during which period he led the financial restructuring of the company.

During the quarter under review, the company also indicated that Dr Sam Jonah will move to a non-executive role on the Board of Directors. AngloGold Ashanti's two Chief Operating Officers, Neville Nicolau (Africa) and Roberto Carvalho Silva (International) will now report directly to CEO Bobby Godsell.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, volume mined improved by 13%, although yield dropped 7% as anticipated due to lower face values. Gold production fell 4% to 5,401kg (174,000oz) and total cash costs consequently increased 4% to R55,453/kg ($270/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 9% to R133m ($21m).

The Lost-Time Injury Frequency Rate (LTIFR) was 15.66 lost-time injuries per million hours worked (9.51 for the previous quarter). Although Great Noligwa achieved 500,000 fatality-free shifts on 1 June 2005, one employee regrettably lost his life due to a fall of ground incident later in the month.

At **Kopanang**, volume mined improved by 2% quarter-on-quarter. Tonnes treated increased 6%, but this benefit was offset by a 7% yield reduction due to the release of lower grade underground ore. Gold production fell 2% to 3,659kg (118,000oz) as a result of a marginal gold lock-up underground, but total cash costs nevertheless improved 2% to R58,208/kg ($283/oz) as a result of implemented cost savings initiatives. Gross profit adjusted for the effect of unrealised non-hedge derivatives improved 59% to R83m ($13m), reflecting the improved total cash costs and a higher received price.

The LTIFR was 12.89 (12.45).

Tau Lekoa's volume mined increased 6% quarter-on-quarter, favourably impacting gold production, which increased 5% to 2,126kg (68,000oz). The implementation of cost saving initiatives together with the increased gold production resulted in a 1% improvement in total cash costs to R82,469/kg ($400/oz). Gross loss adjusted for the effect of unrealised non-hedge derivatives improved significantly from R32m last quarter to R11m ($2m) for the second quarter.

The LTIFR was 12.79 (10.77).

Moab Khotsong's improved gold production of 230kg (7,000oz) is not included in the South Africa region's production, as the revenue continues to be capitalised against pre-production costs. Commercial production is scheduled for 2006.

The LTIFR was 17.45 (9.60).

At **Mponeng**, gold production improved 11% to 3,968kg (128,000oz), due to a 4% increase in volume mined and improvements in grade. Yield climbed 14% to 9.5g/t. Total cash costs declined 10% to R57,209/kg ($278/oz) as a consequence of the quarter's increased production, and gross profit adjusted for the effect of unrealised non-hedge derivatives accordingly improved to R73m ($11m), also reflecting the impact of a higher received price.

The LTIFR was 9.90 (15.82). Regrettably, one employee died in a fall of ground incident.

Gold production at **Savuka** rose 4% to 1,038kg (33,000oz), after an improved mining mix led to a significant increase in grade. The production improvement, together with the implementation of cost savings initiatives, resulted in a 12% decrease in total cash costs to R94,685/kg ($461/oz). Gross loss adjusted for the effect of unrealised non-hedge derivatives declined 41% to R19m ($3m). In spite of this quarter's operational improvement, Savuka is entering orderly closure mode with likely closure in March 2006.

The LTIFR was 16.75 (13.59).

At **TauTona**, volume mined was in line with that of the previous quarter, although increased off-reef mining due to geological constraints and a 4% drop in face values resulted in an 8% drop in both gold production to 3,747kg (120,000oz) and yield. Total cash costs, at R49,773/kg ($243/oz), reflected a 5% improvement due to labour reductions and cost management interventions. Gross profit adjusted for the effect of unrealised non-hedge derivatives was held to the previous quarter's level of R59m ($9m).

The LTIFR was 9.35 (8.84). TauTona achieved 500,000 fatality-free shifts on 19 April 2005.

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production decreased in line with previously reported expectations by 11% to 51,000oz due to a decline in feed grade, as well as a decrease in ore treated after a maintenance-related milling stoppage in May.

Total cash costs, at $171/oz, were 21% higher quarter-on-quarter, owing in part to lower gold production, although retroactive January wage increases paid out during the second quarter and higher plant maintenance costs also contributed. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined to $7m, primarily as a result of 9% decrease in gold revenue.

The LTIFR was 3.74 (2.14).

AUSTRALIA

For the third consecutive quarter, **Sunrise Dam** maintained a record production level of 131,000oz. Volume treated also increased this quarter, helping to partly offset the effect of a slight decline in recovered grade to 4.28g/t. Total cash costs improved by 11% to A$320/oz ($246/oz), which more than offset the effect of higher mining costs.

Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 59% to A$27m ($21m) as a result of a significantly higher realised price.

It is expected that grades at Sunrise Dam will decline from the third quarter of this year, as mining moves from the high grade southern section of the pit to the lower grade northern section. Mining of this section will take approximately 18 months, and will be supplemented by the underground project, where 954m of underground capital development and 895m of operational development were completed this quarter. The project's development inclines and trial mining will access the higher grade ore.

The LTIFR was 4.89 (0.00).

BRAZIL

At **AngloGold Ashanti Mineração**, gold production increased 7% to 61,000oz, primarily due to improved throughput at Cuiabá mine and increased heap-leaching activity at Córrego do Sìtio mine after heavy rains in the first quarter resulted in an accrual of waste material.

Total cash costs, at $161/oz, were 10% higher as a consequence of the 7% appreciation of the Brazilian real and the increase in mined waste material over the quarter, although the improved gold production worked to partially offset these effects. Gross profit adjusted for the effect of unrealised non-hedge derivatives decreased 15% to $11m as a

consequence of increased cost of sales, which offset the effect of the higher quantity of gold sold.

The LTIFR was 1.45 (2.25). Regrettably, one of the mining contractor's employees died in a heavy mobile equipment incident at the Córrego do Sìtio mine.

At **Serra Grande** (50% attributable), gold production was maintained at last quarter's level of 24,000oz, although total cash costs rose 4% to $153/oz due to the appreciation of the Brazilian real. Gross profit adjusted for the effect of unrealised non-hedge derivatives was nevertheless maintained at last quarter's level of $6m as a consequence of a 4% increase in gold sold.

The LTIFR was 0.00 (4.88).

GHANA

As anticipated and reported last quarter, the higher grade hard rock stockpile at **Bibiani** was depleted and production consequently decreased 9% to 30,000oz. Going forward, production will likely focus on the lower grade satellite pits and old tailings treatment, although a study on the underground potential is presently being reviewed.

Total cash costs increased marginally quarter-on-quarter to $296/oz and gross loss adjusted for the effect of unrealised non-hedge derivatives also increased from last quarter's break-even point to $1m.

The LTIFR was 0.00 (2.13).

At **Iduapriem** (85% attributable), gold production decreased by 13% to 40,000oz after crushing and conveyor problems negatively affected plant throughput. Total cash costs consequently increased 18% to $339/oz. The crusher problems have been addressed and recommendations from the previously reported mine-to-mill study will be implemented during the second half of the year, leading management to expect significant improvements in plant throughput and a related boost in production over the next two quarters. Gross profit adjusted for the effect of unrealised non-hedge derivatives at $2m, remained unchanged quarter-on-quarter.

The LTIFR was 1.15 (0.00).

As a result of increased tonnages and improved grade, gold production at **Obuasi** climbed 11% to meet a management target of 102,000oz for the quarter. Total cash costs consequently improved by 10% to $324/oz. In spite of these operational improvements, gross loss adjusted for the effect of unrealised non-hedge derivatives increased from $1m to $5m due to a lower price received.

Over the quarter, development and ore definition drilling improved by 16% and 15%, respectively, and in the second half of the year further improvements in the mining mix and flexibility are anticipated.

Regrettably, two employees lost their lives this quarter, one as a result of a fall and the other in a materials handling accident. The LTIFR was 3.56 (4.73).

REPUBLIC OF GUINEA

At **Siguiri** (85% attributable), gold production increased 86% from that of the previous quarter to 80,000oz and total cash costs declined 46% to $212/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives rose by $7m to $9m, due primarily to increased gold income.

The new carbon-in-pulp plant recorded a significantly improved performance, although a series of pipeline failures prevented the plant from operating at full capacity. This issue is being addressed. As the plant begins to operate at optimal levels, likely at the end of the third quarter, the last of the heap-leach gold will be recovered, and production levels will normalise.

On 27 July 2005, AngloGold Ashanti reached an agreement with the government of Guinea to amend the Convention de Base (stability agreement) and resolve all outstanding disputes for a sum of $7m. In addition, the company has agreed, as part of the settlement, to meet historical and follow-up fees and costs of a consultant that the government retained to advise and assist it in its negotiations and resolution of the dispute. In consideration of the above settlement, the government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against the AngloGold Ashanti group of companies.

The LTIFR was 0.64 (0.50).

MALI

At **Morila** (40% attributable), production was maintained at last quarter's level of 67,000oz, as an increase in tonnage throughput offset the effect of a planned reduction in recovered grade. Total cash costs, at $173/oz, remain unchanged quarter-on-quarter. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined by 8% to $11m due to lower level of gold sold quarter-on-quarter.

The LTIFR was 1.16 (1.24).

At **Sadiola** (38% attributable), gold production increased by 13% to 43,000oz due to a 14% improvement in recovered grade. Although tonnage throughput was negatively affected this quarter by a mill breakdown, Sadiola remains on track to meet its annual attributable production target.

Total cash costs declined by 10% to $256/oz and gross profit adjusted for the effect of unrealised non-hedge derivatives increased to $4m, a result of the improvements in recovered grade and production.

The LTIFR was 0.00 (1.16).

At **Yatela** (40% attributable), production was maintained at last quarter's level of 23,000oz, although total cash costs climbed 7% to $299/oz due to increased mining contractor costs. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $1m, was 50% below that of the previous quarter due to the increased operating costs and lower gold sold.

The LTIFR was 0.00 (0.00).

NAMIBIA

At **Navachab**, gold production decreased by 5% to 18,000oz due to an 8% decrease in tonnage throughput, which was adversely affected in April by a crusher failure that resulted in significant downtime. Total cash costs declined by 12% to $362/oz as a result of the reduced production, and the gross loss adjusted for the effect of unrealised non-hedge derivatives was $1m, compared to last quarter's break-even position.

Going forward, tonnage throughput and production are expected to climb, as the crusher problem has been resolved and the mine is currently producing according to plan. Navachab is expected to achieve its production target for the year.

The LTIFR was 8.49 (0.00).

TANZANIA

Production at **Geita** declined as anticipated by 14% to 165,000oz due to a 20% decrease in recovered grade. As previously reported, grades and production are both expected to decline for the remainder of the year as the high-grade ore in the current cut-back will be exhausted before the higher grade ore of the next mining phase in the Nyankanga pit can be accessed.

Total cash costs, at $331/oz, were 55% higher than those of the previous quarter, reflecting both decreased mining contractor efficiency and lower grades. As a result of the decrease in production and higher operating costs, a gross loss adjusted for the effect of unrealised non-hedge derivatives of $9m was incurred.

To help address these concerns, the AngloGold Ashanti board last quarter approved a move to owner-mining at Geita. The transition will be completed at the end of July 2005, with limited cost benefit evident from the fourth quarter of this year, and the full gains expected from the start of 2006.

The LTIFR was 0.48 (1.06).

USA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid), gold production decreased 12% to 71,000oz, as ore placed at significant distance to the leach pad liner in the first quarter resulted in delayed recoveries in the second. A production increase should be evident from next quarter.

As a result of the decreased production, total cash costs, at $227/oz, were 3% higher quarter-on-quarter. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined to $2m as a result of the lower production and lower realised price.

The LTIFR was 0.00 (0.00). In June, CC&V achieved 19 months without a lost-time accident.

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.

Exploration

Total exploration expenditure during the second quarter amounted to $19m ($12m expensed and $7m capitalised), versus $15m in the previous quarter. Of the $19m, $9m ($2m expensed, $7m capitalised) was spent on brownfields exploration activities at existing mines, while the remaining $10m funded greenfields exploration in Tanzania, Alaska, China, Mongolia, Colombia, Peru, Russia and the DRC.

Brownfields

In **Ghana** at Obuasi, site establishment is in progress for the first two of six surface diamond holes of the Obuasi Ultra Deeps project. These are planned to intersect the Obuasi Fissure 3,400m below surface and are expected to be completed by January 2007.

At Sadiola in **Mali,** the contract for the pre-feasibility study of the Deep Sulphides project will be awarded in the third quarter. Testing of the sulphide potential below the oxide mineralisation at the FE3, FE3 South and FE4 satellite pits over the second quarter did not yield economic intercepts.

At Morila, the third drilling phase has been completed on the underground Samacline target located 500m west of the current pit at a depth of 400m below surface. A preliminary scoping study investigating the underground mining potential of this target is in progress.

At Siguiri in **Guinea,** drilling results remain encouraging on both the oxide and sulphide extensions of the existing pits. Reconnaissance drilling on a previously delineated 2km soil geochemical anomaly at Foulata, which is situated 45km west of the plant, has delineated a potential oxide Mineral Resource.

In **Tanzania** at Geita, diamond drilling of the Geita Hill North East Extension zone continues to intersect mineralisation down dip and along strike. Drilling of the Geita Hill footwall zone is underway to confirm potential additional mineralisation outside the current pit limits.

In **Brazil**, drilling at various sites at Córrego do Sítio continues to define sulphide mineralisation below existing oxide Mineral Resources and a pre-feasibility study and trial mining is planned to commence in 2006.

At Crixás, down-plunge drill testing of the Forquilha Sul and Mina I-West ore-bodies intersected sub-economic mineralisation, effectively closing off known ore shoots at depth. Exploration continues to look for further orebodies down plunge.

In **Australia,** AngloGold Ashanti has divested its interests in selected tenements north of Sunrise Dam Gold Mine to Crescent Gold Limited.

Greenfields

In the **DRC**, drilling re-commenced in mid-April at Adidi and preliminary results confirm historical grade and tonnage estimates (1.2Moz at 9.9g/t). Preliminary drilling was also carried out on two additional targets derived from mapping and geochemical sampling during the first quarter.

In **Alaska,** results from the initial drilling programme on the Lost Mine South project in the Pogo area delineated a near-surface, broad, shallow dipping gold zone with grades in the 1-2g/t range; follow-up drilling is planned for the third quarter. Two additional high grade targets are planned to be drill tested in Alaska during the summer.

In South America, greenfields exploration is focussed in **Colombia**. Diamond drilling has commenced at the San Carlos project in the Bolivar department and AngloGold Ashanti is planning to drilltest a further three prospects in Colombia in the second half of 2005.

Review of the **gold market**

Whilst the quarter saw a wide range of $30/oz in the spot gold price, and some interesting changes in investor interest in buying gold, the most significant moves during this period occurred in the currency markets.

The $/euro exchange rate broke down decisively from the euro strength displayed in late 2004 and early 2005. Having tested $1.35/€ twice during the first quarter of the year, the European currency retreated by almost 10% against the dollar, and closed the quarter at $1.21/€. The weakness of the euro and resurgence of the US dollar contributed to a shift also in the local currency and the rand weakened against the US dollar by 8% during this quarter. At its weakest point of R6.96/$1, the South African currency had lost some 19% against the US dollar since the rate of R5.65/$1 at which the rand opened in 2005. The average $/euro exchange rate for the quarter of $1.26/€ reflected the US currency being 4% stronger than in the first quarter of 2005. The South African currency weakened against the US dollar on average by 7% quarter on quarter.

Gold

The statistics of the gold spot price in US dollars reveal little of the changes in the gold market during the period under review. The average spot price for the quarter of $427/oz was unchanged from the average price of gold for the first quarter of 2005. The high of $444/oz was within two dollars of the high for the first quarter, and the low of $413/oz was similarly close to the first quarter.

However, the behaviour of the gold price was remarkable for its divergence from movements in the value of the US dollar during this quarter. See *Graph 1 : Euro / US$ Exchange Rate & US$ Gold Spot Price: January 2004 – July 2005 Indexed.* The distinctive feature of the gold price rally of the past four years has been the extent to which the gold price has risen in proportion to the weakening of the US dollar against the euro, and fallen back when the US dollar has strengthened against the euro. During this quarter however, as the US dollar strengthened against the euro, the US dollar spot price of gold actually finished June some 2% firmer on the quarter. As a direct consequence of the stronger $/weaker euro, and a stronger spot gold price, the euro price of gold rose by 12% during this quarter to a high of €368/oz.

In effect, traders on the New York Comex elected to remain long gold as the US currency strengthened. There appeared to be no single justification for this change of trading strategy on Comex. One important element was that of short covering on the Comex. Certain investors had gone significantly short gold early in the quarter when US dollar strength first emerged, taking Comex to a net long position of only 5.6Moz, the lowest net long position since mid-2003. When this short move attracted no further selling interest, the market saw sustained short covering in June notwithstanding the strong US dollar. This reaction on Comex took the net long gold position on the exchange back up to almost 18Moz net long at the end of June. In effect, investors were buying US dollars and buying gold during the same period. See *Graph 2 : New York Comex Gold Net Open Position vs IMM US$ Net Open Position 2001 – 2005.*

The correction in the spot gold market was still under-way at the end of the quarter, when the gold price closed at $434/oz. After the end of the quarter, the price fell as low as $421/oz, although it has since recovered slightly to trade at around $425/oz.

The sustained investor interest in gold during this quarter does not necessarily reflect a complete break between gold price movement and changes in the value of the US dollar. It is very likely that gold will again respond positively to renewed US dollar weakness in the future, but off a higher base. The events of this quarter confirm the fact that the New York Comex remains the primary market place for investor and speculator activity in gold, and for the spot pricing of the metal. See *Graph 3 : New York Comex Net Open Interest Position and Gold Price: January 2004-July 2005.*

The combination of a strong spot gold price and a weaker rand during the quarter produced sharply higher rand gold prices and some relief for local gold producers. From a low of R81,500/kg during the quarter, the local price reached almost R96,500/kg, while the average of R87,800/kg for the quarter was R5,000/kg or 6% higher than the average price for the first quarter. During July, however, a degree of recovery in the rand has taken the local gold price back below R90,000/kg.

Physical Demand

Physical offtake of gold continued to improve during the first quarter of 2005, following the healthy performance of demand in 2004. Consumption of gold in jewellery in the first quarter increased by 17% year-on-year, largely on the back of growth in Indian demand. Gold jewellery offtake in the developed markets of the USA, Europe and Japan remained flat to down. Net bullion supply on the market increased by 23%, driven particularly by higher official sales of 254t during the first quarter and significantly reduced de-hedging by gold producers, and the market remained effectively in balance.

However, gold offtake in the second quarter suffered from the combination of higher gold prices in local currencies (on the back of the stronger US dollar) and seasonally low demand for jewellery. Offtake in India has fallen particularly during this quarter due to these two factors. Nevertheless, the major physical gold markets seem to have adjusted to higher gold prices in general, and demand would be expected to increase again should gold weaken from the higher spot price levels at which it traded at the end of the second quarter.

Official Sector

The official sector contributed to better sentiment towards gold during this quarter with the announcement by the G8 of a debt relief programme for heavily indebted poor countries which would not be funded by the revaluation or sale of the gold reserves of the IMF, as had been proposed in recent months. Although most commentators had expressed doubt that the proposal by UK's Gordon Brown, for the funding of debt relief by the sale of IMF gold reserves would succeed, the announcement removed a residual uncertainty that new sales might cap the gold market for a time.

The high level of official gold sales during the early months of 2005 has led to less official selling since then, and assisted the physical market in the second quarter, when physical demand has fallen.

Currencies

At the end of June, the US dollar had gained 11% against the euro since the beginning of 2005, most of this during the second quarter of the year. During July, the US dollar gained further to reach a high of $1.186/€, a level last seen in mid-2004.

During the four years of correction in the US currency against the euro since 2001, the market has seen several US dollar rallies led by economic good news from the USA, where cyclical strength in the US economy has outweighed the structural problems in that economy. However, during the second quarter of 2005, the cyclical advantages of sound economic growth and rising interest rates in the USA were complemented by recognition of major negative factors in European economies, and the fact that these weaknesses were fundamentally at odds with a stronger euro. Sentiment towards the euro was also damaged by political uncertainties raised by the referenda in France and Holland in June, in which voters rejected the new European Constitution. The US dollar was the direct beneficiary of the market's concern about the European currency, and market fears about the US trade and fiscal deficits receded during the period under review.

Whilst the dollar has moved largely on good news in the US economy and bad news in Europe, the stronger US currency has now broken through the technical trend lines of the correction of the past four years. This technical break has occurred in respect of the exchange rate both against the euro and against a trade-weighted currency index. It will be interesting to see what this means for the US currency during the rest of this year, particularly if cyclically favourable circumstances in the US should weaken. Market commentary is divided between institutions that now see a stronger dollar by the end of 2005, and those who still expect dollar weakness to resume, albeit with more modest year-end targets.

Whilst South Africa suffered no particular negative economic shift during this quarter, the local currency lost ground sharply against the US dollar. This move was driven by the stronger dollar, but also by some public recognition by leading monetary and political figures of the harm done to sectors of the South African economy by a strong local currency.

Whilst the further movement of the dollar against the euro will obviously influence rand exchange rates, the market seems more persuaded now of the likelihood of a weaker rand going forward.

Hedging

As at 30 June 2005, the net delta hedge position of AngloGold Ashanti was 10.32Moz or 321t valued at the spot gold price at the end of the quarter of $434.50/oz. This net delta position reflects a decrease of some 400,000oz or 12.5t in the net size of the AngloGold Ashanti hedge compared with the position at the end of the previous quarter. The net reduction reflects the maturing of price contracts during the past quarter.

The marked-to-market value of the hedge position as at 30 June 2005 was negative $1,032m, little changed from the negative value of $1,066m recorded at the end of March 2005. However, this value of $1,032m was calculated off a closing spot price $7/oz higher than the closing price at the end of March at which the previous valuation was calculated. The marked-to-market value of the hedge at 27 July 2005 at a spot price of $422.80/oz was negative $925.620m. The price received by the company for the quarter under review was $422/oz, compared with an average spot price for the period of $427/oz. The company continues to manage its hedged positions actively, and to reduce overall levels of pricing commitments in respect of future gold production by the company.

GRAPH 1
EURO / US$ EXCHANGE RATE & US$ GOLD SPOT PRICE
JANUARY 2004 – JULY 2005 INDEXED





GRAPH 2
NEW YORK COMEX GOLD NET OPEN POSITION VS IMM US$ NET OPEN POSITION
2001 – 2005



Source : HSBC

GRAPH 3
NEW YORK COMEX NET OPEN INTEREST POSITION AND GOLD PRICE
JANUARY 2004-JULY 2005



Hedge position

As at 30 June 2005, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the company on this date was 10.32Moz or 321t (at 31 March 2005: 10.72Moz or 334t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1.032bn (negative R6.94bn) as at 30 June 2005 (as at 31 March 2005: $1.066bn or R6.62bn). This value at 30 June 2005 was based on a gold price of $434.50/oz, exchange rates of R/$6.7240 and A$/$0.7560 and the prevailing market interest rates and volatilities at that date.

As at 27 July 2005, the marked-to-market value of the hedge book was a negative $925.620m (negative R6.192bn), based on a gold price of $422.80/oz and exchange rates of R/$6.69 and A$/$0.7546 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2005	2006	2007	2008	2009	2010-2014	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	11,511	16,654	32,993	30,076	26,288	53,566	171,088
	US$/oz	$310	$316	$344	$365	$380	$402	$366
Put options purchased	Amount (kg)	4,408	8,592	1,455				14,455
	US$/oz	$333	$345	$292				$336
Put options sold	Amount (kg)	5,132	4,354		855	1,882	9,409	21,632
	US$/oz	$411	$339		$390	$400	$430	$403
Call options purchased	Amount (kg)	11,860	11,211	6,357				29,428
	US$/oz	$329	$333	$344				$334
Call options sold	Amount (kg)	18,607	31,224	27,560	27,516	26,211	76,048	207,166
	US$/oz	$360	$381	$374	$380	$407	$468	$413
RAND GOLD								
Forward contracts	Amount (kg)	* 1,218		2,449		933		2,164
	Rand per kg	R109,988		R97,520		R116,335		R160,520
Put options purchased	Amount (kg)		1,875					1,875
	Rand per kg		R93,602					R93,602
Put options sold	Amount (kg)	7,620	1,400					9,020
	Rand per kg	R91,907	R88,414					R91,365
Call options purchased	Amount (kg)							
	Rand per kg							
Call options sold	Amount (kg)	9,889	4,517	311		2,986	5,972	23,675
	Rand per kg	R93,515	R102,447	R108,123		R202,054	R223,756	R141,953
A DOLLAR GOLD								
Forward contracts	Amount (kg)	* 1,885	1,555	8,398	3,110	3,390	3,110	17,678
	A$ per oz	A$615	A$762	A$650	A$678	A$665	A$689	A$744
Put options purchased	Amount (kg)							
	A$ per oz							
Put options sold	Amount (kg)							
	A$ per oz							
Call options purchased	Amount (kg)	3,110	6,221	3,732	3,110	1,244	3,110	20,527
	A$ per oz	A$724	A$673	A$668	A$680	A$694	A$712	A$688
Call options sold	Amount (kg)							
	A$ per oz							
** Total net gold:	Delta (kg)	14,198	32,959	59,879	54,809	50,663	108,569	321,077
	Delta (oz)	456,476	1,059,655	1,925,152	1,762,148	1,628,851	3,490,569	10,322,850

*   Long position.
**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2005.
Rounding of figures may result in computational discrepancies.

	Year	2005	2006	2007	2008	2009	2010-2014	Total
DOLLAR SILVER								
Forward contracts	Amount (kg)							
	$ per oz							
Put options purchased	Amount (kg)	21,772	43,545	43,545	24,883			133,745
	$ per oz	$7.11	$7.11	$7.40	$7.40			$7.26
Put options sold	Amount (kg)	21,772	43,545	43,545	24,883			133,745
	$ per oz	$6.02	$6.02	$5.93	$5.75			$5.94
Call options purchased	Amount (kg)							
	$ per oz							
Call options sold	Amount (kg)	21,772	43,545	43,545	24,883			133,745
	$ per oz	$8.11	$8.11	$8.40	$8.00			$8.19

The following table indicates the group's currency hedge position at 30 June 2005

	Year	2005	2006	2007	2008	2009	2010-2014	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)	7,488						7,488
	US$/R	R6.34						R6.34
Put options purchased	Amount ($)	60,000						60,000
	US$/R	R6.97						R6.97
Put options sold	Amount ($)	60,000						60,000
	US$/R	R6.69						R6.69
Call options purchased	Amount ($)							
	US$/R							
Call options sold	Amount ($)	115,000						115,000
	US$/R	R7.13						R7.13
A DOLLAR (000)								
Forward contracts	Amount ($)	15,970	39,222					55,192
	A$/US$	A$0.61	A$0.75					A$0.70
Put options purchased	Amount ($)							
	A$/US$							
Put options sold	Amount ($)							
	A$/US$							
Call options purchased	Amount ($)							
	A$/US$							
Call options sold	Amount ($)	50,000	20,000					70,000
	A$/US$	A$0.75	A$0.74					A$0.75
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	12,000	24,000	4,000				40,000
	US$/BRL	BRL2.94	BRL3.18	BRL3.31				BRL3.12
Put options purchased	Amount ($)							
	US$/BRL							
Put options sold	Amount ($)							
	US$/BRL							
Call options purchased	Amount ($)							
	US$/BRL							
Call options sold	Amount ($)	10,000	20,000					30,000
	US$/BRL	BRL3.03	BRL3.29					BRL3.20

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended June 2005 Unaudited	Quarter ended March 2005 Unaudited	Quarter ended June 2004 Restated Unaudited	Six months ended June 2005 Unaudited	Six months ended June 2004 Restated Unaudited
Revenue		**4,563**	4,016	3,754	8,579	7,095
Gold income		**4,404**	3,858	3,559	8,261	6,693
Cost of sales	2	**(3,620)**	(3,415)	(2,925)	(7,036)	(5,338)
Non-hedge derivatives		**147**	(188)	(379)	(40)	(384)
Gross Profit		**931**	255	255	1,186	971
Corporate administration and other expenses		**(103)**	(99)	(105)	(201)	(181)
Market development costs		**(21)**	(21)	(22)	(42)	(48)
Exploration costs		**(78)**	(60)	(72)	(138)	(131)
Amortisation of intangible assets		**-**	-	(54)	-	(106)
Impairment of tangible assets		**(45)**	-	-	(45)	-
Other operating expenses		**(38)**	(23)	(22)	(63)	(27)
Other operating income		**8**	4	-	12	-
Operating profit (loss)		**654**	56	(21)	709	478
Interest receivable		**39**	54	80	93	172
Other net (expense) income		**(4)**	7	(7)	4	(8)
(Loss) profit on disposal of assets and subsidiaries		**-**	(1)	7	(1)	27
Finance costs and unwinding of decommissioning and restoration obligations		**(159)**	(148)	(124)	(308)	(282)
Fair value adjustment on option component of convertible bond		**79**	115	397	194	248
Fair value gains (losses) on interest rate swaps		**11**	(16)	(15)	(5)	(33)
Share of associates profit (loss)		**2**	1	(2)	3	(1)
Profit before taxation		**621**	68	316	689	602
Taxation	3	**62**	59	87	121	(64)
Profit after taxation		**683**	127	403	810	538
Discontinued operations	7	**(69)**	(51)	(52)	(121)	(52)
		614	76	351	690	486
Allocated as follows						
Equity Shareholders		**566**	50	326	616	425
Minority interest		**48**	26	25	74	61
		614	76	351	690	486
Basic earnings per ordinary share (cents)						
Profit from continuing operations [1]		**240**	38	149	278	200
Loss from discontinued operations [1]		**(26)**	(19)	(21)	(46)	(22)
Profit		**214**	19	129	233	178
Diluted earnings per ordinary share (cents)						
Profit from continuing operations [2]		**240**	38	141	278	192
Loss from discontinued operations [2]		**(26)**	(19)	(19)	(46)	(21)
Profit		**214**	19	121	232	171
Dividends [3]						
- Rm					450	449
- cents per share					170	170

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

[3] Dividends are translated at actual rates on date of payment. The current period is only indicative.

Rounding of figures may result in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended June 2005 Unaudited	Quarter ended March 2005 Unaudited	Quarter ended June 2004 Restated Unaudited	Six months ended June 2005 Unaudited	Six months ended June 2004 Restated Unaudited
Revenue		**708**	668	570	1,377	1,065
Gold income		**684**	642	541	1,326	1,005
Cost of sales	2	**(565)**	(568)	(445)	(1,133)	(801)
Non-hedge derivatives		**35**	(17)	(62)	18	(62)
Gross Profit		**154**	57	34	211	142
Corporate administration and other expenses		**(16)**	(16)	(16)	(32)	(27)
Market development costs		**(3)**	(4)	(3)	(7)	(7)
Exploration costs		**(12)**	(10)	(11)	(22)	(20)
Amortisation of intangible assets		**-**	-	(8)	-	(16)
Impairment of tangible assets		**(7)**	-	-	(7)	-
Other operating expenses		**(6)**	(4)	(3)	(10)	(4)
Other operating income		**1**	1	-	2	-
Operating profit (loss)		**111**	24	(7)	135	68
Interest receivable		**6**	9	12	15	26
Other net (expense) income		**(1)**	1	(1)	-	(2)
Profit on disposal of assets and subsidiaries		**-**	-	-	-	4
Finance costs and unwinding of decommissioning and restoration obligations		**(25)**	(24)	(19)	(50)	(42)
Fair value adjustment on option component of convertible bond		**13**	19	61	32	38
Fair value gains (losses) on interest rate swaps		**2**	(3)	(2)	(1)	(5)
Share of associates profit (loss)		**-**	-	-	-	-
Profit before taxation		**107**	26	44	132	87
Taxation	3	**9**	9	15	18	(7)
Profit after taxation		**116**	35	58	150	80
Discontinued operations	7	**(12)**	(9)	(8)	(21)	(8)
		103	26	50	130	72
Allocated as follows						
Equity Shareholders		**96**	22	48	118	64
Minority interest		**7**	4	2	12	8
		103	26	50	130	72
Basic earnings per ordinary share (cents)						
Profit from continuing operations [1]		**41**	12	22	52	30
Loss from discontinued operations [1]		**(5)**	(3)	(3)	(8)	(3)
Profit		**36**	8	19	45	27
Diluted earnings per ordinary share (cents)						
Profit from continuing operations [2]		**41**	12	21	52	29
Loss from discontinued operations [2]		**(5)**	(3)	(3)	(8)	(3)
Profit		**36**	8	18	45	26
Dividends [3]						
- $m					66	68
- cents per share					25	26

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

[3] Dividends are translated at actual rates on date of payment. The current period is only indicative.

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

SA Rand million	Notes	As at June 2005 Unaudited	As at March 2005 Unaudited	As at June 2004 Restated Unaudited	As at December 2004 Restated Audited
ASSETS					
Non-current assets					
Tangible assets		**37,528**	35,634	34,079	33,195
Intangible assets		**2,727**	2,569	2,524	2,347
Investments in associates		**254**	43	43	43
Investment properties		**60**	51	42	44
Other investments		**550**	190	91	179
Inventories		**789**	677	140	124
Derivatives		**403**	458	832	1,055
Deferred taxation		**215**	-	-	-
Other non-current assets		**170**	524	351	487
		42,696	40,146	38,102	37,474
Current assets					
Inventories		**2,619**	2,365	2,371	2,363
Trade and other receivables		**2,025**	1,726	1,873	1,747
Derivatives		**3,053**	3,512	1,904	2,767
Current portion of other non-current assets		**5**	5	385	5
Cash and cash equivalents		**1,835**	1,744	3,458	1,758
		9,537	9,352	9,991	8,640
Non-current assets held for sale		**100**	-	-	-
		9,637	9,352	9,991	8,640
TOTAL ASSETS		**52,333**	49,498	48,093	46,114
EQUITY AND LIABILITIES					
Equity					
Ordinary share capital and premium	9	**19,006**	18,995	18,980	18,987
Retained earnings and other reserves	10	**1,410**	(193)	70	(1,200)
Shareholders' equity		**20,416**	18,802	19,050	17,787
Minority interests	11	**401**	367	350	327
		20,817	19,169	19,400	18,114
Non-current liabilities					
Borrowings		**10,500**	9,934	8,088	7,262
Provisions		**2,729**	2,548	2,117	2,339
Derivatives		**2,130**	2,191	2,393	3,032
Deferred taxation		**8,231**	7,885	8,211	7,542
		23,590	22,558	20,809	20,175
Current liabilities					
Trade and other payables		**2,919**	2,580	2,940	2,650
Current portion of borrowings		**1,141**	889	2,125	1,800
Derivatives		**3,551**	3,948	2,662	3,007
Taxation		**315**	354	157	368
		7,926	7,771	7,884	7,825
Total liabilities		**31,516**	30,329	28,693	28,000
TOTAL EQUITY AND LIABILITIES		**52,333**	49,498	48,093	46,114
Net asset value - cents per share		**7,715**	7,108	7,205	6,726

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

US Dollar million	Notes	As at June 2005 Unaudited	As at March 2005 Unaudited	As at June 2004 Restated Unaudited	As at December 2004 Restated Audited
ASSETS					
Non-current assets					
Tangible assets		**5,615**	5,727	5,473	5,880
Intangible assets		**408**	413	405	416
Investments in associates		**38**	7	7	8
Investment properties		**9**	8	7	8
Other investments		**82**	31	14	32
Inventories		**118**	109	22	22
Derivatives		**60**	74	134	187
Deferred taxation		**32**	-	-	-
Other non-current assets		**26**	84	56	86
		6,388	6,453	6,118	6,639
Current assets					
Inventories		**392**	380	381	419
Trade and other receivables		**303**	277	301	309
Derivatives		**457**	564	306	490
Current portion of other non-current assets		**1**	1	62	1
Cash and cash equivalents		**275**	280	555	312
		1,427	1,502	1,604	1,531
Non-current assets held for sale		**15**	-	-	-
		1,442	1,502	1,604	1,531
TOTAL ASSETS		**7,830**	7,955	7,723	8,170
EQUITY AND LIABILITIES					
Equity					
Ordinary share capital and premium	9	**2,843**	3,053	3,048	3,364
Retained earnings and other reserves	10	**211**	(31)	12	(213)
Shareholders' equity		**3,054**	3,022	3,060	3,151
Minority interests	11	**60**	59	56	58
		3,114	3,081	3,116	3,209
Non-current liabilities					
Borrowings		**1,571**	1,597	1,299	1,286
Provisions		**408**	409	340	415
Derivatives		**319**	352	384	537
Deferred taxation		**1,231**	1,267	1,319	1,336
		3,529	3,625	3,342	3,574
Current liabilities					
Trade and other payables		**437**	415	471	470
Current portion of borrowings		**171**	143	341	319
Derivatives		**531**	634	428	533
Taxation		**47**	57	25	65
		1,186	1,249	1,265	1,387
Total liabilities		**4,715**	4,874	4,607	4,961
TOTAL EQUITY AND LIABILITIES		**7,830**	7,955	7,723	8,170
Net asset value - cents per share		**1,154**	1,142	1,157	1,191

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended June 2005 Unaudited	Quarter ended March 2005 Unaudited	Quarter ended June 2004 Restated Unaudited	Six months ended June 2005 Unaudited	Six months ended June 2004 Restated Unaudited
Cash flows from operating activities					
Cash generated from operations	**1,191**	825	787	2,016	1,323
Cash utilised by discontinued operations	**(62)**	(51)	(6)	(113)	7
Environmental, rehabilitation and other expenditure	**(16)**	(12)	(13)	(29)	(30)
Taxation paid	**(34)**	(61)	(56)	(95)	(161)
Net cash inflow from operating activities	**1,078**	701	712	1,779	1,139
Cash flows from investing activities					
Capital expenditure	**(1,068)**	(864)	(1,012)	(1,932)	(1,579)
Proceeds from disposal of tangible assets	**-**	-	9	-	35
Investments acquired	**(89)**	-	(2)	(89)	(2)
Acquisition of subsidiary net of cash	**-**	-	(802)	-	(802)
Net loans (advanced) repaid	**(29)**	(1)	74	(31)	76
Utilised in hedge restructure	**-**	(415)	-	(415)	-
Net cash outflow from investing activities	**(1,186)**	(1,280)	(1,733)	(2,466)	(2,272)
Cash flows from financing activities					
Proceeds from issue of share capital	**10**	8	1	18	12
Share issue expenses	**-**	-	(1)	-	(1)
Proceeds from borrowings	**545**	2,568	60	3,113	6,797
Repayment of borrowings	**(407)**	(1,488)	(1,379)	(1,895)	(4,571)
Interest received	**27**	45	61	72	133
Finance costs	**(68)**	(221)	(78)	(288)	(253)
Dividends paid	**(31)**	(488)	(59)	(519)	(817)
Net cash inflow (outflow) from financing activities	**77**	424	(1,395)	501	1,300
Net (decrease) increase in cash and cash equivalents	**(31)**	(155)	(2,416)	(186)	167
Translation	**123**	141	6	264	(76)
Opening cash and cash equivalents	**1,744**	1,758	5,868	1,758	3,367
Closing cash and cash equivalents	**1,835**	1,744	3,458	1,835	3,458
Cash generated from operations					
Profit before taxation	**621**	68	316	689	602
Adjusted for:					
Non-cash movements	**126**	(32)	(39)	95	(8)
Movement on non-hedge derivatives	**(185)**	427	386	242	568
Deferred stripping costs	**17**	8	(40)	25	(114)
Amortisation of tangible assets	**787**	732	600	1,519	1,046
Amortisation of intangible assets	**3**	3	54	6	106
Impairment of tangible assets	**45**	-	-	45	-
Interest receivable	**(39)**	(54)	(81)	(93)	(172)
Loss (profit) on disposal of assets and subsidiaries	**-**	1	(7)	1	(27)
Finance costs and unwinding of decommissioning and restoration obligations	**159**	148	124	308	282
Fair value adjustment on option component of convertible bond	**(79)**	(115)	(397)	(194)	(248)
Movement in working capital	**(267)**	(361)	(130)	(628)	(712)
	1,191	825	787	2,016	1,323
Movement in working capital					
(Increase) decrease in inventories	**(339)**	(567)	(157)	(906)	39
Increase in trade and other receivables	**(268)**	-	(168)	(267)	(225)
Increase (decrease) in trade and other payables	**340**	206	195	546	(526)
	(267)	(361)	(130)	(628)	(712)

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

US Dollar million	Quarter ended June 2005 Unaudited	Quarter ended March 2005 Unaudited	Quarter ended June 2004 Restated Unaudited	Six months ended June 2005 Unaudited	Six months ended June 2004 Restated Unaudited
Cash flows from operating activities					
Cash generated from operations	**193**	136	102	329	220
Cash utilised by discontinued operations	**(11)**	(8)	(1)	(19)	1
Environmental, rehabilitation and other expenditure	**(3)**	(2)	(2)	(5)	(5)
Taxation paid	**(5)**	(10)	(9)	(15)	(24)
Net cash inflow from operating activities	**175**	116	90	290	192
Cash flows from investing activities					
Capital expenditure	**(167)**	(144)	(153)	(311)	(237)
Proceeds from disposal of tangible assets	**-**	-	1	-	5
Investments acquired	**(15)**	-	-	(15)	-
Acquisition of subsidiary net of cash	**-**	-	(126)	-	(126)
Net loans (advanced) repaid	**(5)**	-	11	(5)	11
Utilised in hedge restructure	**-**	(69)	-	(69)	-
Net cash outflow from investing activities	**(186)**	**(213)**	**(267)**	**(399)**	**(347)**
Cash flows from financing activities					
Proceeds from issue of share capital	**2**	1	-	3	2
Share issue expenses	**-**	-	-	-	-
Proceeds from borrowings	**43**	458	22	501	1,019
Repayment of borrowings	**(27)**	(278)	(213)	(305)	(685)
Interest received	**4**	7	9	12	20
Finance costs	**(10)**	(37)	(12)	(47)	(38)
Dividends paid	**(5)**	(82)	(9)	(87)	(122)
Net cash inflow (outflow) from financing activities	**7**	69	(203)	77	196
Net (decrease) increase in cash and cash equivalents	**(4)**	(28)	(380)	(32)	41
Translation	**(2)**	(4)	1	(5)	9
Opening cash and cash equivalents	**280**	312	934	312	505
Closing cash and cash equivalents	**275**	280	555	275	555
Cash generated from operations					
Profit before taxation	**107**	26	44	132	87
Adjusted for:					
Non-cash movements	**20**	(5)	(5)	15	2
Movement on non-hedge derivatives	**(38)**	57	64	18	90
Deferred stripping costs	**2**	1	(6)	4	(17)
Amortisation of tangible assets	**123**	122	91	244	157
Amortisation of intangible assets	**-**	-	8	1	16
Impairment of tangible assets	**7**	-	-	7	-
Interest receivable	**(6)**	(9)	(12)	(15)	(26)
Profit on disposal of assets and subsidiaries	**-**	-	-	-	(4)
Finance costs and unwinding of decommissioning and restoration obligations	**25**	24	19	50	42
Fair value adjustment on option component of convertible bond	**(13)**	(19)	(61)	(32)	(39)
Movement in working capital	**(33)**	(61)	(40)	(94)	(88)
	193	136	102	329	220
Movement in working capital					
Increase in inventories	**(17)**	(50)	(29)	(67)	(16)
(Increase) decrease in trade and other receivables	**(20)**	29	(29)	9	(52)
Increase (decrease) in trade and other payables	**4**	(40)	18	(36)	(20)
	(33)	(61)	(40)	(94)	(88)

Rounding of figures may result in computational discrepancies.

Statement of **recognised income and expense**

for the six months ended 30 June 2005

	Six months ended June 2005 Unaudited	Six months ended June 2004 Unaudited
	SA Rand million	
Actuarial gains on defined benefit retirement plans	42	-
Net (gain) loss on cash flow hedges removed from equity and reported in income	(91)	446
Net (loss) gain on cash flow hedges	(116)	645
Net (loss) gain on available for sale financial assets	(2)	5
Deferred taxation on items above	182	(279)
Net exchange translation differences	(159)	91
Net (expense) income recognised directly in equity	(144)	908
Profit for the period	690	486
Total recognised income and expense for the period	546	1,394
Attributable to:		
Equity shareholders	429	1,329
Minority interest	117	65
	546	1,394
	US Dollar million	
Actuarial gains on defined benefit retirement plans	7	-
Net (gain) loss on cash flow hedges removed from equity and reported in income	(11)	78
Net (loss) gain on cash flow hedges	(17)	104
Net (loss) gain on available for sale financial assets	(2)	1
Deferred taxation on items above	26	(41)
Net exchange translation differences	(4)	(13)
Net (expense) income recognised directly in equity	(1)	129
Profit for the period	130	72
Total recognised income and expense for the period	129	201
Attributable to:		
Equity shareholders	120	187
Minority interest	9	14
	129	201

Rounding of figures may result in computational discrepancies.

Group **operating results**

		Quarter ended June 2005 Unaudited	Quarter ended March 2005 Restated Unaudited	Six months ended June 2005 Unaudited	Six months ended June 2004 Restated Unaudited	Quarter ended June 2005 Unaudited	Quarter ended March 2005 Restated Unaudited	Six months ended June 2005 Unaudited	Six months ended June 2004 Restated Unaudited
		Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS									
UNDERGROUND OPERATION									
Milled	- 000 tonnes / - 000 tons	**3,466**	3,386	6,853	6,277	**3,821**	3,733	7,554	6,919
Yield	- g / t / - oz / t	**7.26**	7.35	7.30	7.74	**0.212**	0.214	0.213	0.226
Gold produced	- kg / - oz (000)	**25,175**	24,884	50,059	48,565	**809**	800	1,609	1,562
SURFACE AND DUMP RECLAMATION									
Treated	- 000 tonnes / - 000 tons	**1,886**	2,111	3,997	3,400	**2,078**	2,327	4,406	3,747
Yield	- g / t / - oz / t	**0.49**	0.47	0.48	0.57	**0.014**	0.014	0.014	0.017
Gold produced	- kg / - oz (000)	**927**	986	1,913	1,925	**30**	32	62	62
OPEN-PIT OPERATION									
Mined	- 000 tonnes / - 000 tons	**46,042**	38,217	84,259	62,576	**50,753**	42,127	92,880	68,978
Treated	- 000 tonnes / - 000 tons	**6,501**	5,057	11,557	7,598	**7,166**	5,574	12,740	8,375
Stripping ratio	- t (mined total - mined ore) / t mined ore	**4.82**	6.10	5.34	7.31	**4.82**	6.10	5.34	7.31
Yield	- g / t / - oz / t	**2.90**	3.60	3.21	3.10	**0.085**	0.105	0.094	0.090
Gold in ore	- kg / - oz (000)	**11,188**	14,898	26,086	17,307	**360**	479	839	556
Gold produced	- kg / - oz (000)	**18,856**	18,220	37,076	23,573	**606**	585	1,192	758
HEAP LEACH OPERATION									
Mined	- 000 tonnes / - 000 tons	**14,465**	17,913	32,377	35,170	**15,945**	19,745	35,690	38,769
Placed [1]	- 000 tonnes / - 000 tons	**5,241**	6,610	11,851	10,382	**5,777**	7,286	13,063	11,445
Stripping ratio	- t (mined total - mined ore) / t mined ore	**2.33**	1.72	1.96	2.33	**2.33**	1.72	1.96	2.33
Yield [2]	- g / t / - oz / t	**0.77**	0.87	0.83	0.84	**0.023**	0.025	0.024	0.025
Gold placed [3]	- kg / - oz (000)	**4,046**	5,776	9,822	8,726	**130**	186	316	281
Gold produced	- kg / - oz (000)	**3,835**	4,718	8,553	6,910	**123**	152	275	222
TOTAL									
Gold produced	- kg / - oz (000)	**48,792**	48,808	97,600	80,972	**1,569**	1,569	3,138	2,603
Gold sold	- kg / - oz (000)	**48,560**	48,313	96,873	80,256	**1,561**	1,553	3,115	2,580
Price received	- R / kg / - $ / oz - sold	**87,314**	82,152	84,739	84,152	**422**	424	423	393
Total cash costs	- R / kg / - $ / oz - produced	**57,351**	54,778	56,064	54,456	**278**	284	281	254
Total production costs	- R / kg / - $ / oz - produced	**74,728**	70,639	72,683	67,924	**363**	366	364	317
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	**431**	419	425	362	**13.86**	13.47	13.66	11.64
Actual	- g / - oz	**382**	394	388	351	**12.28**	12.66	12.47	11.28
CAPITAL EXPENDITURE	- Rm - $m	**1,068**	864	1,932	1,579	**167**	144	311	237

[1] Tonnes (Tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and six months ended 30 June 2005

1.   Basis of preparation

The financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 except for the new and revised International Financial Reporting Standards (IFRS) statements which are effective 1 January 2005, where applicable.

The option to account for actuarial gains and losses through equity reserves under IAS19 revised has been adopted. The financial effects of the adoption on prior periods are disclosed in Note 13.

The financial statements of AngloGold Ashanti have been prepared in compliance with IAS34, in compliance with the JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and six months ended 30 June 2005.

Where the preparation or classification of an item has been amended, comparative information has been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information. Refer to Note 7, discontinued operations, Note 13, financial effects of IAS19 revised and Note 19, convertible bonds.

2.   Cost of sales

	Quarter ended		Six months ended		Quarter ended		Six months ended	
	Jun 2005	Mar 2005	Jun 2005	Jun 2004	Jun 2005	Mar 2005	Jun 2005	Jun 2004
				Restated				Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Cash operating costs	**2,744**	2,650	5,395	4,279	**428**	441	870	642
Other cash costs	**92**	100	192	137	**14**	17	31	21
Total cash costs	**2,836**	2,750	5,587	4,416	**443**	458	901	663
Retrenchment costs	**31**	14	46	30	**5**	2	7	5
Rehabilitation & other non-cash costs	**49**	45	94	57	**8**	7	15	9
Production costs	**2,916**	2,809	5,727	4,503	**456**	467	923	677
Amortisation of tangible assets	**787**	732	1,519	1,046	**123**	122	244	157
Amortisation of intangible assets	**3**	3	6	–	**–**	–	1	–
Total production costs	**3,706**	3,544	7,252	5,549	**578**	590	1,168	833
Inventory change	**(86)**	(129)	(216)	(211)	**(14)**	(21)	(35)	(33)
	3,620	3,415	7,036	5,338	**565**	568	1,133	801

3.   Taxation

	Quarter ended		Six months ended		Quarter ended		Six months ended	
	Jun 2005	Mar 2005	Jun 2005	Jun 2004	Jun 2005	Mar 2005	Jun 2005	Jun 2004
				Restated				Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Current taxation	**11**	(38)	(27)	(134)	**1**	(6)	(5)	(20)
Deferred taxation	**(158)**	(34)	(191)	(159)	**(22)**	(6)	(28)	(24)
Deferred taxation on change in tax rate	**314**	72	386	–	**47**	12	59	–
Deferred taxation on unrealised non- hedge derivatives	**(105)**	59	(47)	229	**(16)**	9	(7)	37
	62	59	121	(64)	**9**	9	18	(7)

Rounding of figures may result in computational discrepancies

4. Headline earnings and headline earnings adjusted for the effect of unrealised non-hedge derivatives

	Quarter ended Jun 2005	Mar 2005	Six months ended Jun 2005	Jun 2004	Quarter ended Jun 2005	Mar 2005	Six months ended Jun 2005	Jun 2004
				Restated				Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:								
Profit attributable to equity shareholders	**566**	50	616	425	**96**	22	118	64
Amortisation of intangible assets	**–**	–	–	106	**–**	–	–	16
Impairment of tangible assets	**45**	–	45	–	**7**	–	7	–
Loss (profit) on disposal of assets and subsidiaries	**–**	1	1	(27)	**–**	–	–	(4)
Taxation on items above	**(15)**	–	(15)	7	**(2)**	–	(2)	1
Net loss from discontinued operations (note 7)	**69**	51	121	52	**12**	9	21	8
Headline earnings	**665**	102	767	563	**112**	31	143	85
Unrealised non-hedge derivatives	**(166)**	421	255	622	**(37)**	55	19	98
Deferred taxation on unrealised non-hedge derivatives (note 3)	**105**	(59)	47	(229)	**16**	(9)	7	(37)
Headline earnings adjusted for the effect of unrealised non-hedge derivatives [2]	**604**	464	1,069	956	**92**	77	169	147
Cents per share [1]								
Headline earnings	**251**	39	290	236	**42**	12	54	36
Headline earnings adjusted for the effect of unrealised non-hedge derivatives	**228**	175	404	401	**35**	29	64	62

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Headline earnings adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
- Investment in hedge restructure transaction: During the hedge restructure of the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.

5. Gross profit and gross profit adjusted for the effect of unrealised non-hedge derivatives

	Quarter ended Jun 2005	Mar 2005	Six months ended Jun 2005	Jun 2004	Quarter ended Jun 2005	Mar 2005	Six months ended Jun 2005	Jun 2004
				Restated				Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Reconciliation of gross profit to gross profit adjusted for the effect of unrealised non-hedge derivatives:								
Gross profit	**931**	255	1,186	971	**154**	57	211	142
Unrealised non-hedge derivatives	**(166)**	421	255	622	**(37)**	55	19	98
Gross profit adjusted for the effect of unrealised non-hedge derivatives [1]	**765**	676	1,441	1,593	**117**	112	230	240

[1] Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Gross profit adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
- Investment in hedge restructure transaction: During the hedge restructure of the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.

Rounding of figures may result in computational discrepancies

6. Capital commitments

	Jun 2005	Mar 2005	Jun 2004	Dec 2004	Jun 2005	Mar 2005	Jun 2004	Dec 2004
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	**1,312**	1,108	885	835	**196**	178	142	148

7. Discontinued operations

The Ergo surface dump reclamation, which forms part of the South African operations has been discontinued as the operation has reached the end of its useful life. The results of Ergo for the period are presented below:

	Quarter ended		Six months ended		Quarter ended		Six months ended	
	Jun 2005	Mar 2005	Jun 2005	Jun 2004	Jun 2005	Mar 2005	Jun 2005	Jun 2004
				Restated				Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Gold income	**10**	85	95	309	**2**	14	16	46
Retrenchment, rehabilitation and other costs	**(261)**	(136)	(398)	(334)	**(41)**	(23)	(64)	(50)
Non-hedge derivatives	**–**	–	–	(28)	**–**	–	–	(4)
Gross loss	**(251)**	(51)	(303)	(53)	**(39)**	(9)	(48)	(8)
Impairment loss reversed	**115**	–	115	–	**17**	–	17	–
Loss before taxation from discontinued operations	**(136)**	(51)	(188)	(53)	**(22)**	(9)	(31)	(8)
Deferred taxation	**67**	–	67	1	**10**	–	10	–
Net loss attributable to discontinued operations	**(69)**	(51)	(121)	(52)	**(12)**	(9)	(21)	(8)

8. Shares

	Quarter ended			Six months ended	
	Jun 2005	Mar 2005	Jun 2004	Jun 2005	Jun 2004
Authorised shares:					
Ordinary shares of 25 SA cents each	**400,000,000**	400,000,000	400,000,000	400,000,000	400,000,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000	5,000,000
Issued shares:					
Ordinary shares of 25 SA cents each	**264,611,494**	264,527,794	264,403,394	264,611,494	264,403,394
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896	778,896
Weighted average number of ordinary shares for the period					
Basic ordinary shares	**264,556,116**	264,488,624	253,046,275	264,522,557	238,129,583
Diluted number of ordinary shares	**265,101,415**	265,024,329	268,430,890	265,069,987	248,695,939

During the quarter, 83,700 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.

9. Ordinary share capital and premium

	As at		As at	
	Jun 2005	Jun 2004	Jun 2005	Jun 2004
	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million		US Dollar million	
Balance at December	18,987	9,668	3,364	1,450
Ordinary shares issued	19	9,312	3	1,368
Translation	–	–	(524)	230
Balance at June	**19,006**	**18,980**	**2,843**	**3,048**

Rounding of figures may result in computational discrepancies

10. Retained earnings and other reserves

	Retained earnings	Non-distributable reserves	Foreign currency translation reserve	Other Comprehensive income	Total
SA Rand million					
Balance at December 2003 as previously reported	3,848	138	(755)	(2,047)	1,184
Change in accounting policy for defined benefit retirement plans	–	–	–	(112)	(112)
As restated	3,848	138	(755)	(2,159)	1,072
Net loss on cash flow hedges removed from equity and reported in income	–	–	–	444	444
Net gain on cash flow hedges	–	–	–	642	642
Deferred taxation on cash flow hedges	–	–	–	(279)	(279)
Net gain on available for sale financial assets	–	–	–	5	5
Exchange translation differences	–	–	(1,583)	92	(1,491)
Profit attributable to equity shareholders	425	–	–	–	425
Dividends paid	(748)	–	–	–	(748)
Balance at June 2004 (restated)	3,525	138	(2,338)	(1,255)	70
Balance at December 2004 (restated)	3,379	138	(3,552)	(1,040)	(1,075)
Change in accounting policy for defined benefit retirement plans	–	–	–	(125)	(125)
As restated	3,379	138	(3,552)	(1,165)	(1,200)
Actuarial gain on defined benefit retirement plans	–	–	–	42	42
Deferred taxation on defined benefit retirement plans	–	–	–	(14)	(14)
Net gain on cash flow hedges removed from equity and reported in income	–	–	–	(93)	(93)
Net loss on cash flow hedges	–	–	–	(116)	(116)
Deferred taxation on cash flow hedges	–	–	–	196	196
Net loss on available for sale financial assets	–	–	–	(2)	(2)
Exchange translation differences	–	–	2,656	(199)	2,455
Profit attributable to equity shareholders	616	–	–	–	616
Dividends paid	(476)	–	–	–	(476)
Balance at June 2005	**3,519**	**138**	**(896)**	**(1,351)**	**1,410**
US Dollar million [1]					
Balance at December 2003 as previously reported	356	21	108	(307)	178
Change in accounting policy for defined benefit retirement plans	–	–	–	(18)	(18)
As restated	356	21	108	(325)	160
Net loss on cash flow hedges removed from equity and reported in income	–	–	–	78	78
Net gain on cash flow hedges	–	–	–	103	103
Deferred taxation on cash flow hedges	–	–	–	(41)	(41)
Net gain on available for sale financial assets	–	–	–	1	1
Exchange translation differences	–	1	(225)	(18)	(242)
Profit attributable to equity shareholders	64	–	–	–	64
Dividends paid	(111)	–	–	–	(111)
Balance at June 2004 (restated)	309	22	(117)	(202)	12
Balance at December 2004 (restated)	286	24	(317)	(184)	(191)
Change in accounting policy for defined benefit retirement plans	–	–	–	(22)	(22)
As restated	286	24	(317)	(206)	(213)
Actuarial gain on defined benefit retirement plans	–	–	–	7	7
Deferred taxation on defined benefit retirement plans	–	–	–	(2)	(2)
Net gain on cash flow hedges removed from equity and reported in income	–	–	–	(11)	(11)
Net loss on cash flow hedges	–	–	–	(17)	(17)
Deferred taxation on cash flow hedges	–	–	–	28	28
Net loss on available for sale financial assets	–	–	–	(2)	(2)
Exchange translation differences	–	(3)	385	1	383
Profit attributable to equity shareholders	118	–	–	–	118
Dividends paid	(80)	–	–	–	(80)
Balance at June 2005	**324**	**21**	**68**	**(202)**	**211**

(1)   The 2004 opening balances and comparative amounts have been restated in terms of IAS21 revised.

Rounding of figures may result in computational discrepancies

11. Minority interests

	As at Jun 2005 Unaudited SA Rand million	As at Jun 2004 Unaudited	As at Jun 2005 Unaudited US Dollar million	As at Jun 2004 Unaudited
Balance at December	327	354	58	53
Attributable profit	74	61	12	8
Dividends paid	(43)	(69)	(7)	(11)
Net loss on cash flow hedges removed from equity and reported in income	2	2	–	–
Net loss on cash flow hedges	–	3	–	1
Exchange translation differences	41	(1)	(3)	5
Balance at June	**401**	**350**	**60**	**56**

12. Exchange rates

	Jun 2005	Mar 2005	Jun 2004	Dec 2004
Rand/US dollar average for the period	**6.21**	6.01	6.67	6.44
Rand/US dollar average for the quarter	**6.41**	6.01	6.59	6.05
Rand/US dollar closing	**6.68**	6.22	6.23	5.65
Rand/Australian dollar average for the period	**4.80**	4.67	4.94	4.82
Rand/Australian dollar average for the quarter	**4.93**	4.67	4.70	4.58
Rand/Australian dollar closing	**5.06**	4.81	4.33	4.42

13. Financial effects of IAS19 revised

The cumulative effect of accounting for actuarial gains and losses through equity reserves for the previous reported periods are as follows:

	SA Rand million			US Dollar million		
	As at Mar 2005 Unaudited	As at Jun 2004 Unaudited	As at Dec 2004 Audited	As at Mar 2005 Unaudited	As at Jun 2004 Unaudited	As at Dec 2004 Audited
Non-current assets						
Other non-current assets						
As previously reported	637	520	601	102	83	106
Actuarial gain related to the pension plan asset recognised directly in equity	(113)	(169)	(114)	(20)	(25)	(16)
Translation	**–**	**–**	**–**	2	(2)	(4)
As restated	**524**	**351**	**487**	**84**	**56**	**86**
Non-current liabilities						
Provisions						
As previously reported	2,473	2,117	2,265	397	340	402
Actuarial gain related to the post retirement medical liability recognised directly in equity	74	**–**	74	13	**–**	11
Translation	1	**–**	**–**	(1)	**–**	2
As restated	**2,548**	**2,117**	**2,339**	**409**	**340**	**415**
Non-current liabilities						
Deferred taxation						
As previously reported	7,948	8,268	7,605	1,277	1,328	1,347
Actuarial gain related to the retirement plans recognised directly in equity	(63)	(57)	(63)	(11)	(9)	(9)
Translation	**–**	**–**	**–**	1	**–**	(2)
As restated	**7,885**	**8,211**	**7,542**	**1,267**	**1,319**	**1,336**

The financial effects of the IAS19 revised option for the current quarter relating to the pension plan asset and the post-retirement medical liability as well as the effects on the equity reserves for the current and the prior periods are disclosed in the Statement of recognised income and expense.

Rounding if figures may result in computational discrepancies

14. Contingent liabilities

AngloGold Ashanti acts as ultimate guarantor in respect of sureties provided to bankers and other parties by its subsidiaries in respect of certain loans and commitments. At 30 June 2005, the aggregate contingent liability is approximately $88m. Discussions are continuing in respect of the class action being brought against the former Ashanti Goldfields and it is anticipated that the final outcome of this claim will have no material effect on the company.

15. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

16. Announcements

16.1 On 15 April 2005, the South African Department of Water Affairs and Forestry issued a directive ordering three mining groups, DRDGold, Harmony and AngloGold Ashanti to share equally the costs of pumping water at some shafts of DRDGold's North West operations in South Africa. This follows an interdict application made by AngloGold Ashanti in response to DRDGold's threat to cease funding the pumping of water at these shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on 22 March 2005. The aggregate monthly cost of pumping is estimated at R8m ($1m).

16.2 On 28 April 2005, the company announced that agreement had been reached with Trans-Siberian Gold plc (TSG) on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on 30 June 2004. The revised terms of the subscription were approved by TSG shareholders on 27 May 2005 and AngloGold Ashanti's 17.5 percent equity interest in TSG increased to 29.9 percent on 31 May 2005, the date on which the second subscription was completed.

16.3 On 29 April 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the Laverton area in Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100 percent AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills Joint Ventures to Crescent Gold Limited, for a total consideration of A$4m ($3m). A$0.3m ($0.2m) was payable on the execution of a binding sale and purchase agreement, A$1m ($0.8m) is payable in Crescent Gold shares and A$3m ($2m) is payable in cash, on or before 15 December 2006.

16.4 On 17 March 2005, it was announced that with effect from 1 May 2005, Mr R Carvalho Silva and Mr N F Nicolau would be appointed executive directors to the board of AngloGold Ashanti. At the same time, Mr J G Best indicated that he would be retiring from the board and that Mr S Venkatakrishnan would be appointed to the board with effect from 1 August 2005.

16.5 On 21 June 2005, Dr S E Jonah indicated that he wished to move to a non-executive role on the board of AngloGold Ashanti, with effect from 31 July 2005. He will retain the title of President.

16.6 On 19 July 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in an all script deal valued at R75m ($11m). On finalisation of the transaction AngloGold Ashanti will hold in excess of 5% of Aflease shares.

16.7 On 27 July 2005, the board approved the appointment of Mr Réne Médori, as a non-executive director with effect from 1 August 2005, in place of Mr Tony Lea, who retires from the board with effect from 31 July 2005. Mr Medori has nominated Mr Peter Whitcutt as his alternate.

16.8 On 27 July 2005 AngloGold Ashanti reached an agreement with the Government of Guinea to amend the Convention de Base (stability agreement) and resolve all outstanding disputes for a sum of $7m. In addition, the company has agreed as part of this settlement to meet historical and follow-up fees and costs of a consultant that the Government retained to advise and assist it in its negotiations and resolution of the dispute. In consideration of the above settlement, the Government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against the AngloGold Ashanti group of companies.

17. Dividend

The directors have today declared Interim Dividend No. 98 of 170 (Interim Dividend No. 96: 170) South African cents per ordinary share for the six months ended 30 June 2005. In compliance with the requirements of STRATE, given the company's primary listing on the JSE Limited (formerly JSE Securities Exchange South Africa), the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2005
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 4 August
Last date to trade ordinary shares cum dividend	Friday, 12 August
Last date to register transfers of certificated securities cum dividend	Friday, 12 August
Ordinary shares trade ex dividend	Monday, 15 August
Record date	Friday, 19 August
Payment date	Friday, 26 August

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Monday, 15 August 2005 and Friday, 19 August 2005, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2005
Ex dividend on New York Stock Exchange	Wednesday, 17 August
Record date	Friday, 19 August
Approximate date for currency conversion	Friday, 26 August
Approximate payment date of dividend	Monday, 5 September

Assuming an exchange rate of R6.69/$1, the dividend payable on an ADS is equivalent to 25.41 US cents. This compares with the interim dividend of 25.62 US cents per ADS paid on 7 September 2004. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2005
Last date to trade and to register GhDSs cum dividend	Friday, 12 August
GhDSs trade ex dividend	Monday, 15 August
Record date	Friday, 19 August
Approximate payment date of dividend	Monday, 29 August

Assuming an exchange rate of R1/¢1,349 the dividend payable per GhDS is equivalent to 22.93 cedis. This compares with the interim dividend of 24.848 cedis per GhDS paid on 30 August 2004. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.

18. Group financial statements

The group financial statements for the quarter and six months ended 30 June 2005 were authorised for issue in accordance with a resolution of the directors passed on 27 July 2005. AngloGold Ashanti is a limited liability company incorporated in the Republic of South Africa.

19. Convertible bonds

The group changed its accounting policy for convertible bonds during the first quarter of 2005. Previously, convertible bonds were accounted for as compound financial instruments, part equity and part liability. The equity component was not re-measured for changes in fair value.

Convertible bonds are now accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value are recorded in the income statement.

This change was made in response to additional guidance becoming available on the interpretation of International Financial Reporting Standards. This change is applied retrospectively and comparative figures have been restated.

The impact on comparative figures is as follows:

Quarter to 30 June 2004:
Profit attributable to equity shareholders increased by $61m;
Option component previously disclosed as equity ($82m) is removed from shareholders equity, and replaced by a derivative liability of $43m.

Six months ended 30 June 2004:
Profit attributable to equity shareholders increased by $39m;
Option component previously disclosed as equity ($82m) is removed from shareholders equity, and replaced by a derivative liability of $43m.

20. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

By order of the Board

R P EDEY   **R M GODSELL**
Chairman   Chief Executive Officer

27 July 2005

Segmental reporting

for the quarter and six months ended June 2005

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004 Restated	Six months ended June 2005	Six months ended June 2004 Restated	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004 Restated	Six months ended June 2005	Six months ended June 2004 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income										
South Africa	**1,953**	1,646	1,758	3,600	3,594	**303**	274	267	577	538
Argentina	**142**	151	129	293	244	**22**	25	20	47	37
Australia	**413**	337	273	750	520	**64**	56	41	120	78
Brazil	**270**	247	258	517	508	**42**	41	39	83	76
Ghana	**454**	410	353	863	353	**71**	68	53	139	53
Guinea	**229**	119	-	347	-	**36**	20	-	55	-
Mali	**358**	333	267	691	543	**55**	55	42	111	82
Namibia	**49**	53	45	102	85	**8**	9	7	16	13
Tanzania	**381**	407	299	788	515	**59**	68	45	127	77
USA	**155**	155	167	310	320	**24**	26	25	50	48
Zimbabwe	**-**	-	11	-	11	**-**	-	2	-	2
	4,404	3,858	3,559	8,261	6,693	**684**	642	541	1,326	1,005
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives										
South Africa	**336**	213	319	549	817	**52**	35	48	88	123
Argentina	**44**	60	14	105	38	**7**	10	3	17	6
Australia	**131**	80	117	211	186	**21**	13	17	34	28
Brazil	**137**	136	157	272	275	**21**	23	23	44	41
Ghana	**(21)**	8	-	(13)	-	**(3)**	1	-	(2)	-
Guinea	**71**	15	(16)	86	(16)	**11**	2	(2)	13	(2)
Mali	**104**	97	48	201	131	**16**	16	8	32	20
Namibia	**(6)**	1	5	(5)	13	**(1)**	-	1	(1)	2
Tanzania	**(56)**	65	45	7	118	**(9)**	10	7	2	18
USA	**16**	41	27	57	34	**2**	7	4	9	5
Zimbabwe	**-**	-	(4)	-	(4)	**-**	-	(1)	-	(1)
Other	**9**	(40)	4	(29)	1	**-**	(5)	1	(6)	-
	765	676	716	1,441	1,593	**117**	112	109	230	240
Cash gross profit (loss) [1]										
South Africa	**585**	455	498	1,041	1,157	**91**	76	75	166	174
Argentina	**81**	96	59	177	123	**13**	16	10	29	19
Australia	**189**	135	149	324	261	**30**	22	23	52	39
Brazil	**172**	164	192	337	345	**27**	27	29	54	52
Ghana	**86**	106	52	192	53	**13**	18	7	31	8
Guinea	**107**	27	(16)	133	(16)	**16**	4	(3)	21	(3)
Mali	**170**	165	95	336	227	**26**	27	14	53	34
Namibia	**(1)**	6	10	6	19	**-**	1	2	1	3
Tanzania	**23**	154	89	176	189	**3**	25	14	29	28
USA	**79**	98	85	177	168	**12**	16	13	28	25
Zimbabwe	**-**	-	(2)	-	(2)	**-**	-	-	-	(1)
Other	**28**	(21)	24	5	35	**4**	(2)	5	1	8
	1,519	1,385	1,235	2,904	2,559	**235**	230	189	465	386

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended June 2005 Unaudited	Quarter ended March 2005 Unaudited	Quarter ended June 2004 Restated Unaudited	Six months ended June 2005 Unaudited	Six months ended June 2004 Restated Unaudited	Quarter ended June 2005 Unaudited	Quarter ended March 2005 Unaudited	Quarter ended June 2004 Restated Unaudited	Six months ended June 2005 Unaudited	Six months ended June 2004 Restated Unaudited
	kg					**oz (000)**				
Gold production										
South Africa	**20,604**	20,732	22,379	41,336	43,797	**662**	666	719	1,329	1,408
Argentina	**1,591**	1,779	1,449	3,370	2,546	**51**	57	47	108	82
Australia	**4,063**	4,064	3,008	8,127	5,711	**131**	131	97	261	184
Brazil	**2,660**	2,528	2,733	5,188	5,066	**86**	81	88	167	163
Ghana	**5,341**	5,313	3,821	10,654	3,820	**172**	171	123	343	123
Guinea	**2,486**	1,345	535	3,831	535	**80**	43	17	123	17
Mali	**4,139**	3,980	3,214	8,119	6,565	**133**	128	103	261	211
Namibia	**560**	596	503	1,156	963	**18**	19	16	37	31
Tanzania	**5,133**	5,963	4,339	11,097	7,234	**165**	192	140	357	233
USA	**2,215**	2,508	2,372	4,723	4,610	**71**	81	76	152	148
Zimbabwe	**-**	-	125	-	125	**-**	-	4	-	4
	48,792	48,808	44,477	97,600	80,972	**1,569**	1,569	1,430	3,138	2,603

	Quarter ended June 2005 Unaudited	Quarter ended March 2005 Unaudited	Quarter ended June 2004 Unaudited	Six months ended June 2005 Unaudited	Six months ended June 2004 Unaudited	Quarter ended June 2005 Unaudited	Quarter ended March 2005 Unaudited	Quarter ended June 2004 Unaudited	Six months ended June 2005 Unaudited	Six months ended June 2004 Unaudited
	SA Rand million					**US Dollar million**				
Capital expenditure										
South Africa	**527**	482	510	1,008	926	**82**	80	77	162	139
Argentina	**37**	23	27	59	42	**6**	4	4	10	6
Australia	**60**	46	45	106	89	**9**	7	7	17	13
Brazil	**132**	64	83	195	127	**21**	11	12	31	19
Ghana	**130**	94	66	224	66	**20**	16	10	36	10
Guinea	**67**	95	111	161	111	**10**	16	17	26	17
Mali	**18**	24	18	41	35	**3**	4	4	7	6
Namibia	**14**	5	101	18	105	**2**	1	15	3	16
Tanzania	**63**	17	19	80	25	**10**	3	3	13	4
USA	**14**	9	18	23	34	**2**	2	3	4	5
Zimbabwe	**-**	-	2	-	2	**-**	-	-	-	-
Other	**7**	5	12	15	17	**1**	-	1	2	2
	1,068	864	1,012	1,932	1,579	**167**	144	153	311	237

	As at June 2005 Unaudited	As at March 2005 Unaudited	As at June 2004 Unaudited	As at December 2004 Audited	As at June 2005 Unaudited	As at March 2005 Unaudited	As at June 2004 Unaudited	As at December 2004 Audited
	SA Rand million				**US Dollar million**			
Total assets								
South Africa	**14,753**	14,506	13,174	15,039	**2,207**	2,331	2,116	2,664
Argentina	**1,866**	2,115	1,811	1,784	**279**	340	291	316
Australia	**4,665**	4,389	3,898	4,062	**698**	705	626	719
Brazil	**2,392**	2,048	1,825	1,962	**358**	329	293	348
Ghana	**12,102**	11,403	10,997	10,016	**1,811**	1,832	1,766	1,774
Guinea	**1,817**	1,699	1,167	1,366	**272**	273	187	242
Mali	**2,168**	2,041	2,186	1,820	**324**	328	351	322
Namibia	**210**	214	200	216	**31**	34	32	38
Tanzania	**7,109**	6,682	6,960	6,233	**1,064**	1,073	1,118	1,104
USA	**2,946**	2,752	2,564	2,311	**441**	442	412	409
Other	**2,305**	1,649	3,261	1,306	**345**	268	524	233
	52,333	49,498	48,093	46,114	**7,830**	7,955	7,723	8,170

Rounding of figures may result in computational discrepancies.

Price and unit cost calculation

	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004 Restated	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand / Metric				**US Dollar / Imperial**			
Price received								
Gold income per income statement	**4,404**	3,858	8,261	6,693	**684**	642	1,326	1,005
Adjusted for minority interests and non-gold producing companies	**(146)**	(122)	(267)	(176)	**(24)**	(21)	(46)	(26)
	4,258	3,736	7,994	6,517	**660**	621	1,280	978
Realised non-hedge derivatives	**(18)**	233	215	238	**(2)**	38	37	36
	4,240	3,969	8,209	6,754	**658**	659	1,317	1,015
Attributable gold sold - kg / - oz (000)	**48,560**	48,313	96,873	80,256	**1,561**	1,553	3,115	2,580
Revenue price per unit - R/kg / -$/oz	**87,314**	82,152	84,739	84,152	**422**	424	423	393
Total Costs								
Total cash costs (note 2)	**2,836**	2,750	5,587	4,416	**443**	458	901	663
Adjusted for minority interests and non-gold producing companies	**(38)**	(76)	(115)	(7)	**(6)**	(13)	(19)	(2)
Total cash costs	**2,798**	2,674	5,472	4,409	**437**	445	882	661
Retrenchment costs (note 2)	**31**	14	46	30	**5**	2	7	5
Rehabilitation and other non-cash costs (note 2)	**49**	45	94	57	**8**	7	15	9
Amortisation of tangible assets (note 2)	**787**	732	1,519	1,046	**123**	122	244	157
Amortisation of intangible assets (note 2)	**3**	3	6	-	**-**	-	1	-
Adjusted for minority interests and non-gold producing companies	**(22)**	(20)	(43)	(42)	**(4)**	(2)	(6)	(7)
Total production costs	**3,646**	3,448	7,094	5,500	**569**	574	1,143	825
Gold produced - kg / - oz (000)	**48,792**	48,808	97,600	80,972	**1,569**	1,569	3,138	2,603
Total cash cost per unit - R/kg / -$/oz	**57,351**	54,778	56,064	54,456	**278**	284	281	254
Total production cost per unit - R/kg / -$/oz	**74,728**	70,639	72,683	67,924	**363**	366	364	317

Rounding of figures may result in computational discrepancies.

Development

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended June 2005

Statistics are shown in metric units	Advance	Sampled					
	metres	metres	channel	gold		uranium	
			width cm	g/t	cm.g/t	kg/t	cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	3,198	316	109.3	35.72	3,904	0.92	100.71
Kopanang Mine							
Vaal reef	6,743	822	11.9	118.15	1,406	1.33	15.80
Tau Lekoa Mine							
Ventersdorp Contact reef	3,219	1,028	100.1	10.28	1,029	0.01	0.97
Moab Khotsong Mine							
Vaal reef	4,570	188	114.9	21.75	2,499	1.40	161.00
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	486	-	-	-	-	-	-
Carbon Leader reef	4,154	-	-	-	-	-	-
Savuka Mine							
Ventersdorp Contact reef	580	-	-	-	-	-	-
Carbon Leader reef	350	70	56.9	14.31	814	-	-
Mponeng Mine							
Ventersdorp Contact reef	4,281	730	81.3	27.74	2,255	-	-
AUSTRALIA							
Sunrise Dam	1,674	516	-	3.17	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	1,514	601	-	5.54		-	-
Córrego do Sitio	161	60		1.77		-	-
Lamego	385	-	-	-	-	-	-
Serra Grande							
Mina III	889	55	-	8.90	-	-	-
Mina Nova	90	-	-	-	-	-	-
GHANA							
Obuasi	6,486	1,409	-	10.67	-	-	-

Statistics are shown in imperial units	Advance	Sampled					
	feet	feet	channel	gold		uranium	
			width inches	oz/t	ft.oz/t	lb/t	ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	10,492	1,037	43.03	1.04	3.73	1.84	6.60
Kopanang Mine							
Vaal reef	22,123	2,697	4.69	3.45	1.35	2.66	1.04
Tau Lekoa Mine							
Ventersdorp Contact reef	10,561	3,373	39.41	0.30	0.99	0.02	0.07
Moab Khotsong Mine							
Vaal reef	14,993	617	45.24	0.63	2.38	2.80	10.56
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	1,595	-	-	-	-	-	-
Carbon Leader reef	13,629	-	-	-	-	-	-
Savuka Mine							
Ventersdorp Contact reef	1,904	-	-	-	-	-	-
Carbon Leader reef	1,150	230	22.40	0.42	0.78	-	-
Mponeng Mine							
Ventersdorp Contact reef	14,045	2,395	32.01	0.81	2.16	-	-
AUSTRALIA							
Sunrise Dam	5,492	1,693	-	0.09	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	4,967	1,972	-	0.16	-	-	-
Córrego do Sitio	528	197	-	0.05	-	-	-
Lamego	1,263	-	-	-	-	-	-
Serra Grande							
Mina III	2,917	180	-	0.26	-	-	-
Mina Nova	295	-	-	-	-	-	-
GHANA							
Obuasi	21,281	4,624	-	0.31	-	-	-

Key **operating results**

PER REGION & OPERATION

	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
SA Rand / US Dollar	**Capital expenditure - Rm**				**Capital expenditure - $m**			
SOUTH AFRICA	**527**	**482**	**510**	**1,008**	**82**	**80**	**77**	**162**
Vaal River								
Great Noligwa Mine	49	55	65	104	8	9	10	17
Kopanang Mine	60	64	61	124	9	11	9	20
Tau Lekoa Mine	19	31	40	49	3	5	6	8
Surface Operations	40	11	20	51	6	2	3	8
Moab Khotsong	152	137	110	289	24	23	17	47
West Wits								
Mponeng Mine	70	75	98	145	11	12	15	23
Savuka Mine	15	14	15	28	2	2	2	5
TauTona Mine	122	95	101	217	19	16	15	35
ARGENTINA	**37**	**23**	**27**	**59**	**6**	**4**	**4**	**10**
Cerro Vanguardia - Attributable 92.50%	34	21	25	55	5	3	4	9
Minorities and exploration	3	2	2	4	1	1	-	1
AUSTRALIA	**60**	**46**	**45**	**106**	**9**	**7**	**7**	**17**
Sunrise Dam	54	41	43	95	8	7	6	15
Exploration	6	5	2	11	1	-	1	2
BRAZIL	**132**	**64**	**83**	**195**	**21**	**11**	**12**	**31**
AngloGold Ashanti Mineração	111	45	55	157	18	8	8	25
Serra Grande - Attributable 50%	10	9	9	19	2	1	1	3
Minorities and exploration	10	10	19	19	1	2	3	3
GHANA	**130**	**94**	**66**	**224**	**20**	**16**	**10**	**36**
Bibiani	17	12	13	29	3	2	2	5
Iduapriem - Attributable 85%	5	2	3	7	1	-	1	1
Obuasi	105	77	48	182	17	13	7	29
Minorities and exploration	3	3	2	6	-	1	-	1
GUINEA	**67**	**95**	**111**	**161**	**10**	**16**	**17**	**26**
Siguiri - Attributable 85%	57	80	94	137	9	13	14	22
Minorities and exploration	10	15	17	24	1	3	3	4
MALI	**18**	**24**	**18**	**41**	**3**	**4**	**4**	**7**
Morila - Attributable 40%	-	4	1	3	-	1	1	1
Sadiola - Attributable 38%	13	14	12	27	2	2	2	4
Yatela - Attributable 40%	5	6	5	11	1	1	1	2
NAMIBIA	**14**	**5**	**101**	**18**	**2**	**1**	**15**	**3**
Navachab	14	5	101	18	2	1	15	3
TANZANIA	**63**	**17**	**19**	**80**	**10**	**3**	**3**	**13**
Geita - Attributable 100% May 2004	63	17	19	80	10	3	3	13
USA	**14**	**9**	**18**	**23**	**2**	**2**	**3**	**4**
Cripple Creek & Victor J.V.	14	9	18	23	2	2	3	4
Minorities and exploration	-	-	-	-	-	-	-	-
ZIMBABWE	**-**	**-**	**2**	**-**	**-**	**-**	**-**	**-**
Freda-Rebecca	-	-	2	-	-	-	-	-
OTHER	**7**	**5**	**12**	**15**	**1**	**-**	**1**	**2**
ANGLOGOLD ASHANTI	**1,068**	**864**	**1,012**	**1,932**	**167**	**144**	**153**	**311**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA [1]					**20,604**	**20,732**	**41,336**	**43,797**
Vaal River								
Great Noligwa Mine	9.49	10.23	9.86	10.35	5,401	5,598	10,998	11,987
Kopanang Mine	6.95	7.49	7.21	7.67	3,659	3,737	7,396	7,571
Tau Lekoa Mine	4.18	3.98	4.08	3.91	2,126	2,029	4,154	4,604
Surface Operations	0.48	0.46	0.47	0.56	666	730	1,396	1,757
West Wits								
Mponeng Mine	9.50	8.31	8.89	8.11	3,968	3,571	7,539	6,500
Savuka Mine	5.93	5.44	5.68	5.90	1,038	1,000	2,038	2,261
TauTona Mine	9.45	10.31	9.88	11.49	3,747	4,067	7,814	9,117
ARGENTINA					**1,591**	**1,779**	**3,370**	**2,546**
Cerro Vanguardia - Attributable 92.50%	7.91	8.15	8.04	6.13	1,591	1,779	3,370	2,546
AUSTRALIA					**4,063**	**4,064**	**8,127**	**5,711**
Sunrise Dam	4.28	4.60	4.43	3.14	4,063	4,064	8,127	5,700
Union Reefs	-	-	-	-	-	-	-	11
BRAZIL					**2,660**	**2,528**	**5,188**	**5,066**
AngloGold Ashanti Mineração [2]	6.96	7.96	7.43	7.85	1,908	1,776	3,684	3,637
Serra Grande - Attributable 50%	8.04	8.01	8.02	7.76	751	752	1,504	1,429
GHANA					**5,341**	**5,313**	**10,654**	**3,820**
Bibiani [3]	1.51	1.58	1.55	1.78	931	1,020	1,951	788
Iduapriem [3] - Attributable 85%	1.72	1.80	1.76	1.48	1,244	1,442	2,686	838
Obuasi [5]	4.95	4.80	4.79	5.39	3,166	2,851	6,017	2,194
GUINEA					**2,486**	**1,345**	**3,831**	**535**
Siguiri [3] - Attributable 85%	1.35	-	1.35	-	2,486	1,345	3,831	535
MALI					**4,139**	**3,980**	**8,119**	**6,565**
Morila - Attributable 40%	5.51	6.05	5.77	3.60	2,095	2,075	4,171	2,390
Sadiola - Attributable 38%	3.02	2.65	2.83	2.97	1,339	1,188	2,527	2,771
Yatela [4] - Attributable 40%	2.51	2.61	2.56	3.60	705	717	1,421	1,404
NAMIBIA					**560**	**596**	**1,156**	**963**
Navachab	1.98	1.94	1.96	1.50	560	596	1,156	963
TANZANIA					**5,133**	**5,963**	**11,097**	**7,234**
Geita - Attributable 100% May 2004	3.34	4.15	3.73	3.66	5,133	5,963	11,097	7,234
USA					**2,215**	**2,508**	**4,723**	**4,610**
Cripple Creek & Victor J.V. [4]	0.62	0.64	0.63	0.63	2,215	2,508	4,723	4,610
ZIMBABWE					**-**	**-**	**-**	**125**
Freda-Rebecca	-	-	-	1.60	-	-	-	125
ANGLOGOLD ASHANTI					**48,792**	**48,808**	**97,600**	**80,972**
Underground Operations	7.26	7.35	7.30	7.74	25,175	24,884	50,059	48,565
Surface and Dump Reclamation	0.49	0.47	0.48	0.57	927	986	1,913	1,925
Open-pit Operations	2.90	3.60	3.21	3.10	18,856	18,220	37,076	23,573
Heap leach Operations [1]	0.77	0.87	0.83	0.84	3,835	4,718	8,553	6,910
					48,792	**48,808**	**97,600**	**80,972**

Attributable year to date production at Moab Khotsong yielded 354 kilograms which will be capitalised against pre-production costs.

[1] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

[2] The yield of AngloGold Ashanti Mineração represents underground operations.

Rounding of figures may result in computational discrepancies.

[3] The yield of Bibiani, Siguiri and Iduapriem represents open-pit operations.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

[5] The yield of Obuasi represents underground operations.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**249**	**240**	**244**	**242**	**20,585**	**20,717**	**41,302**	**43,772**
Vaal River								
Great Noligwa Mine	263	272	268	271	5,399	5,595	10,995	11,981
Kopanang Mine	236	229	232	226	3,659	3,735	7,394	7,567
Tau Lekoa Mine	169	168	169	187	2,125	2,028	4,153	4,601
Surface Operations	730	678	702	871	666	730	1,396	1,756
West Wits								
Mponeng Mine	280	251	265	229	3,970	3,567	7,537	6,496
Savuka Mine	134	118	126	117	1,026	999	2,025	2,259
TauTona Mine	328	296	310	319	3,740	4,063	7,803	9,112
ARGENTINA	**911**	**815**	**858**	**722**	**1,540**	**1,743**	**3,283**	**2,653**
Cerro Vanguardia - Attributable 92.50%	911	815	858	722	1,540	1,743	3,283	2,653
AUSTRALIA	**3,149**	**3,378**	**3,259**	**2,277**	**4,067**	**4,053**	**8,120**	**5,717**
Sunrise Dam	3,558	3,812	3,681	2,676	4,067	4,053	8,120	5,705
Union Reefs	-	-	-	151	-	-	-	12
BRAZIL	**666**	**663**	**664**	**638**	**2,587**	**2,502**	**5,089**	**5,075**
AngloGold Ashanti Mineração	590	579	584	581	1,813	1,751	3,564	3,659
Serra Grande - Attributable 50%	992	1,007	999	850	774	751	1,526	1,416
GHANA	**281**	**272**	**277**	**303**	**5,389**	**5,120**	**10,510**	**3,800**
Bibiani	465	487	476	1,024	931	1,020	1,951	788
Iduapriem - Attributable 85%	584	681	633	609	1,263	1,279	2,542	845
Obuasi	213	186	199	210	3,196	2,821	6,018	2,167
GUINEA	**774**	**489**	**643**	**273**	**2,326**	**1,345**	**3,670**	**-**
Siguiri - Attributable 85%	774	489	643	273	2,326	1,345	3,670	-
MALI	**2,077**	**2,000**	**2,038**	**1,410**	**4,008**	**4,014**	**8,022**	**6,591**
Morila - Attributable 40%	3,742	3,766	3,754	1,580	2,025	2,040	4,066	2,376
Sadiola - Attributable 38%	1,757	1,702	1,731	1,936	1,299	1,202	2,501	2,769
Yatela - Attributable 40%	1,050	967	1,006	820	683	772	1,455	1,446
NAMIBIA	**596**	**606**	**601**	**758**	**558**	**636**	**1,193**	**998**
Navachab	596	606	601	758	558	636	1,193	998
TANZANIA	**1,282**	**1,545**	**1,411**	**1,223**	**5,273**	**5,691**	**10,964**	**6,844**
Geita - Attributable 100% May 2004	1,282	1,545	1,411	1,223	5,273	5,691	10,964	6,844
USA	**2,322**	**2,714**	**2,515**	**2,448**	**2,227**	**2,492**	**4,719**	**4,681**
Cripple Creek & Victor J.V.	2,322	2,714	2,515	2,448	2,227	2,492	4,719	4,681
ZIMBABWE	**-**	**-**	**-**	**83**	**-**	**-**	**-**	**125**
Freda-Rebecca	-	-	-	83	-	-	-	125
ANGLOGOLD ASHANTI	**382**	**394**	**388**	**351**	**48,560**	**48,313**	**96,873**	**80,256**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA	**60,287**	**61,859**	**61,075**	**58,466**	**74,764**	**75,408**	**75,087**	**68,030**
Vaal River								
Great Noligwa Mine	55,453	53,491	54,454	49,128	63,413	62,429	62,912	55,011
Kopanang Mine	58,208	59,318	58,769	57,792	67,239	69,864	68,565	64,394
Tau Lekoa Mine	82,469	83,401	82,924	72,839	98,972	103,281	101,077	84,653
Surface Operations	63,984	61,450	62,658	51,895	63,984	61,450	62,658	51,895
West Wits								
Mponeng Mine	57,209	63,457	60,168	68,387	74,926	80,469	77,551	81,264
Savuka Mine	94,685	107,171	100,811	98,037	112,597	122,173	117,295	119,041
TauTona Mine	49,773	52,492	51,188	48,428	75,999	71,026	73,411	60,800
ARGENTINA	**35,763**	**27,849**	**31,586**	**39,861**	**57,988**	**46,596**	**51,975**	**70,860**
Cerro Vanguardia - Attributable 92.50%	35,203	27,280	31,021	39,861	57,305	45,919	51,295	70,860
AUSTRALIA	**51,991**	**55,813**	**53,902**	**59,203**	**68,330**	**70,887**	**69,608**	**74,083**
Sunrise Dam	50,451	53,857	52,154	56,608	66,620	68,751	67,686	70,338
BRAZIL	**36,498**	**31,854**	**34,235**	**28,247**	**47,992**	**41,194**	**44,679**	**39,103**
AngloGold Ashanti Mineração	33,090	28,425	30,841	28,620	45,508	38,169	41,970	40,051
Serra Grande - Attributable 50%	31,615	28,483	30,048	27,299	40,004	36,143	38,072	36,690
GHANA	**66,546**	**63,393**	**64,974**	**60,284**	**92,058**	**86,182**	**89,002**	**84,018**
Bibiani	60,929	55,841	58,269	50,177	91,334	83,860	87,453	75,617
Iduapriem - Attributable 85%	69,809	55,716	62,242	65,545	89,551	75,043	81,761	87,304
Obuasi	66,915	69,979	68,367	61,905	93,257	92,649	92,736	86,944
GUINEA	**43,673**	**76,360**	**55,145**	**82,013**	**62,908**	**92,084**	**73,148**	**109,599**
Siguiri - Attributable 85%	43,673	76,360	55,145	82,013	62,908	92,084	73,148	109,599
MALI	**44,264**	**41,706**	**43,010**	**47,030**	**60,879**	**59,268**	**60,089**	**60,901**
Morila - Attributable 40%	35,711	33,432	34,577	41,445	52,583	49,458	51,028	62,781
Sadiola - Attributable 38%	53,050	54,634	53,795	48,033	67,266	73,458	70,177	60,734
Yatela - Attributable 40%	61,786	54,180	57,951	54,553	82,056	73,966	77,977	67,205
NAMIBIA	**74,345**	**79,780**	**77,146**	**66,734**	**94,010**	**88,903**	**91,378**	**73,412**
Navachab	74,345	79,780	77,146	66,734	94,010	88,903	91,378	73,412
TANZANIA	**68,422**	**41,204**	**53,795**	**45,284**	**84,160**	**56,421**	**69,253**	**58,910**
Geita - Attributable 100% May 2004	68,422	41,204	53,795	45,284	84,160	56,421	69,253	58,910
USA	**48,084**	**43,251**	**45,518**	**45,686**	**69,225**	**62,417**	**65,610**	**62,073**
Cripple Creek & Victor J.V.	47,084	42,443	44,620	44,676	68,225	61,610	64,712	61,064
ZIMBABWE	**-**	**-**	**-**	**95,120**	**-**	**-**	**-**	**115,258**
Freda-Rebecca	-	-	-	95,120	-	-	-	115,258
ANGLOGOLD ASHANTI	**57,351**	**54,778**	**56,064**	**54,456**	**74,728**	**70,639**	**72,683**	**67,924**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004
	Cash gross profit (loss) - Rm [1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - Rm			
SOUTH AFRICA	**585**	**455**	**1,041**	**1,157**	**336**	**213**	**549**	**817**
Vaal River								
Great Noligwa Mine	162	157	319	423	133	122	255	377
Kopanang Mine	107	84	191	207	83	53	136	167
Tau Lekoa Mine	18	3	22	51	(11)	(32)	(42)	3
Surface Operations	18	19	37	62	18	19	37	62
West Wits								
Mponeng Mine	136	80	217	116	73	22	96	38
Savuka Mine	(4)	(18)	(22)	(44)	(19)	(32)	(51)	(71)
TauTona Mine	148	130	277	342	59	61	118	241
ARGENTINA	**81**	**96**	**177**	**123**	**44**	**60**	**105**	**38**
Cerro Vanguardia - Attributable 92.50%	76	90	166	114	42	58	99	36
Minorities and exploration	5	6	11	9	2	2	5	2
AUSTRALIA	**189**	**135**	**324**	**261**	**131**	**80**	**211**	**186**
Sunrise Dam	189	135	324	266	131	80	211	191
Union Reefs	-	-	-	(5)	-	-	-	(5)
BRAZIL	**172**	**164**	**337**	**345**	**137**	**136**	**272**	**275**
AngloGold Ashanti Mineração	97	93	191	188	74	76	151	147
Serra Grande - Attributable 50%	42	39	81	72	36	33	69	59
Minorities and exploration	33	32	65	85	27	27	52	69
GHANA	**86**	**106**	**192**	**53**	**(21)**	**8**	**(13)**	**-**
Bibiani	19	24	43	17	(5)	(2)	(7)	-
Iduapriem - Attributable 85%	24	32	57	6	11	15	26	2
Obuasi	36	43	81	27	(29)	(7)	(35)	(2)
Minorities and exploration	7	7	11	3	2	2	3	-
GUINEA	**107**	**27**	**133**	**(16)**	**71**	**15**	**86**	**(16)**
Siguiri - Attributable 85%	89	22	111	(16)	61	13	74	(13)
Minorities and exploration	18	5	22	-	10	2	12	(3)
MALI	**170**	**165**	**336**	**227**	**104**	**97**	**201**	**131**
Morila - Attributable 40%	108	106	213	86	73	73	146	38
Sadiola - Attributable 38%	44	36	81	102	26	15	41	69
Yatela - Attributable 40%	18	23	42	39	5	9	14	24
NAMIBIA	**(1)**	**6**	**6**	**19**	**(6)**	**1**	**(5)**	**13**
Navachab	(1)	6	6	19	(6)	1	(5)	13
TANZANIA	**23**	**154**	**176**	**189**	**(56)**	**65**	**7**	**118**
Geita - Attributable 100% May 2004	23	154	176	189	(56)	65	7	118
USA	**79**	**98**	**177**	**168**	**16**	**41**	**57**	**34**
Cripple Creek & Victor J.V.	79	98	177	168	16	41	57	34
ZIMBABWE	**-**	**-**	**-**	**(2)**	**-**	**-**	**-**	**(4)**
Freda-Rebecca	-	-	-	(2)	-	-	-	(4)
OTHER	**28**	**(21)**	**5**	**35**	**9**	**(40)**	**(29)**	**1**
ANGLOGOLD ASHANTI	**1,519**	**1,385**	**2,904**	**2,559**	**765**	**676**	**1,441**	**1,593**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004
Imperial	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA					**662**	**666**	**1,329**	**1,408**
Vaal River								
Great Noligwa Mine	0.277	0.299	0.287	0.302	174	180	354	385
Kopanang Mine	0.203	0.218	0.210	0.224	118	120	238	243
Tau Lekoa Mine	0.122	0.116	0.119	0.114	68	65	134	148
Surface Operations	0.014	0.013	0.014	0.016	21	23	45	57
West Wits								
Mponeng Mine	0.277	0.242	0.259	0.237	128	115	242	209
Savuka Mine	0.173	0.159	0.166	0.172	33	32	66	73
TauTona Mine	0.276	0.301	0.288	0.335	120	131	251	293
ARGENTINA					**51**	**57**	**108**	**82**
Cerro Vanguardia - Attributable 92.50%	0.231	0.238	0.234	0.179	51	57	108	82
AUSTRALIA					**131**	**131**	**261**	**184**
Sunrise Dam	0.125	0.134	0.129	0.092	131	131	261	184
BRAZIL					**86**	**81**	**167**	**163**
AngloGold Ashanti Mineração [2]	0.203	0.232	0.217	0.229	61	57	118	117
Serra Grande - Attributable 50%	0.234	0.233	0.234	0.226	24	24	48	46
GHANA					**172**	**171**	**343**	**123**
Bibiani [3]	0.044	0.046	0.045	0.052	30	33	63	25
Iduapriem [3] - Attributable 85%	0.050	0.052	0.051	0.043	40	46	86	27
Obuasi [5]	0.144	0.130	0.140	0.157	102	92	193	71
GUINEA					**80**	**43**	**123**	**17**
Siguiri [3] - Attributable 85%	0.039	-	0.039	-	80	43	123	17
MALI					**133**	**128**	**261**	**211**
Morila - Attributable 40%	0.161	0.177	0.168	0.105	67	67	134	77
Sadiola - Attributable 38%	0.088	0.077	0.083	0.087	43	38	81	89
Yatela [4] - Attributable 40%	0.073	0.076	0.075	0.105	23	23	46	45
NAMIBIA					**18**	**19**	**37**	**31**
Navachab	0.058	0.056	0.057	0.044	18	19	37	31
TANZANIA					**165**	**192**	**357**	**233**
Geita - Attributable 100% May 2004	0.097	0.121	0.109	0.107	165	192	357	233
USA					**71**	**81**	**152**	**148**
Cripple Creek & Victor J.V. [4]	0.018	0.019	0.018	0.018	71	81	152	148
ZIMBABWE					**-**	**-**	**-**	**4**
Freda-Rebecca	-	-	-	0.047	-	-	-	4
ANGLOGOLD ASHANTI					**1,569**	**1,569**	**3,138**	**2,603**
Underground Operations	0.212	0.214	0.213	0.226	809	800	1,609	1,562
Surface and Dump Reclamation	0.014	0.014	0.014	0.017	30	32	62	62
Open-pit Operations	0.085	0.105	0.094	0.090	606	585	1,192	758
Heap leach Operations [1]	0.023	0.025	0.024	0.025	123	152	275	222
					1,569	**1,569**	**3,138**	**2,603**

Attributable year to date production at Moab Khotsong yielded 11,000 oz which will be capitalised against pre-production costs.

[1] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

[2] The yield of AngloGold Ashanti Mineração represents underground operations.

Rounding of figures may result in computational discrepancies.

[3] The yield of Bibiani, Siguiri and Iduapriem represents open-pit operations.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

[5] The yield of Obuasi represents underground operations

Key operating results

PER REGION & OPERATION

	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004
Imperial	**Productivity per employee - oz**				**Gold sold - oz (000)**			
SOUTH AFRICA	**7.99**	**7.71**	**7.85**	**7.79**	**662**	**666**	**1,328**	**1,407**
Vaal River								
Great Noligwa Mine	8.47	8.74	8.61	8.70	174	180	353	385
Kopanang Mine	7.58	7.37	7.47	7.28	118	120	238	243
Tau Lekoa Mine	5.44	5.41	5.42	6.01	68	65	134	148
Surface Operations	23.48	21.80	22.57	28.00	21	23	45	56
West Wits								
Mponeng Mine	8.99	8.08	8.53	7.36	128	115	242	209
Savuka Mine	4.31	3.80	4.04	3.76	33	32	65	73
TauTona Mine	10.53	9.52	9.98	10.26	120	131	251	293
ARGENTINA	**29.28**	**26.20**	**27.57**	**23.22**	**50**	**56**	**106**	**85**
Cerro Vanguardia - Attributable 92.50%	29.28	26.20	27.57	23.22	50	56	106	85
AUSTRALIA	**101.23**	**108.61**	**104.79**	**73.21**	**131**	**130**	**261**	**184**
Sunrise Dam	114.38	122.57	118.33	86.04	131	130	261	184
BRAZIL	**21.41**	**21.31**	**21.36**	**20.50**	**83**	**80**	**164**	**163**
AngloGold Ashanti Mineração	18.95	18.62	18.79	18.67	58	56	115	118
Serra Grande - Attributable 50%	31.91	32.36	32.13	27.34	25	24	49	45
GHANA	**9.03**	**8.76**	**8.89**	**9.75**	**173**	**165**	**338**	**122**
Bibiani	14.94	15.65	15.30	32.92	30	33	63	25
Iduapriem - Attributable 85%	18.78	21.91	20.34	19.59	41	41	82	27
Obuasi	6.84	5.99	6.41	6.75	103	91	193	70
GUINEA	**24.87**	**15.73**	**20.66**	**8.78**	**75**	**43**	**118**	**-**
Siguiri - Attributable 85%	24.87	15.73	20.66	8.78	75	43	118	-
Minorities and exploration								
MALI	**66.77**	**64.30**	**65.54**	**45.34**	**129**	**130**	**258**	**211**
Morila - Attributable 40%	120.31	121.09	120.70	50.79	65	66	131	76
Sadiola - Attributable 38%	56.49	54.72	55.65	62.26	42	39	80	89
Yatela - Attributable 40%	33.76	31.09	32.36	26.38	22	25	47	46
NAMIBIA	**19.16**	**19.49**	**19.33**	**24.36**	**18**	**20**	**38**	**32**
Navachab	19.16	19.49	19.33	24.36	18	20	38	32
TANZANIA	**41.21**	**49.68**	**45.37**	**39.31**	**170**	**183**	**353**	**220**
Geita - Attributable 100% May 2004	41.21	49.68	45.37	39.31	170	183	353	220
USA	**74.65**	**87.26**	**80.86**	**78.71**	**72**	**80**	**152**	**150**
Cripple Creek & Victor J.V.	74.65	87.26	80.86	78.71	72	80	152	150
ZIMBABWE	**-**	**-**	**-**	**2.67**	**-**	**-**	**-**	**4**
Freda-Rebecca	-	-	-	2.67	-	-	-	4
ANGLOGOLD ASHANTI	**12.28**	**12.66**	**12.47**	**11.28**	**1,561**	**1,553**	**3,115**	**2,580**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004
	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA	**293**	**320**	**307**	**272**	**363**	**390**	**377**	**317**
Vaal River								
Great Noligwa Mine	270	277	273	229	309	323	316	256
Kopanang Mine	283	307	295	269	327	362	345	300
Tau Lekoa Mine	400	432	416	339	480	535	507	394
Surface Operations	310	318	314	242	310	318	314	242
West Wits								
Mponeng Mine	278	329	302	319	364	417	389	379
Savuka Mine	461	555	507	457	548	633	589	555
TauTona Mine	243	272	258	226	369	368	369	284
ARGENTINA	**173**	**144**	**158**	**187**	**280**	**241**	**259**	**332**
Cerro Vanguardia - Attributable 92.50%	171	141	155	186	277	238	256	330
AUSTRALIA	**253**	**289**	**271**	**276**	**333**	**367**	**350**	**346**
Sunrise Dam	246	279	262	264	324	356	340	328
BRAZIL	**177**	**165**	**171**	**130**	**233**	**213**	**223**	**183**
AngloGold Ashanti Mineração	161	147	154	133	221	198	210	187
Serra Grande - Attributable 50%	153	147	150	127	194	187	190	171
GHANA	**322**	**328**	**325**	**284**	**446**	**446**	**445**	**399**
Bibiani	296	289	292	237	443	434	439	358
Iduapriem - Attributable 85%	339	288	312	309	435	389	410	411
Obuasi	324	362	342	292	451	480	464	410
GUINEA	**212**	**395**	**276**	**386**	**305**	**477**	**365**	**519**
Siguiri - Attributable 85%	212	395	276	386	305	477	365	519
MALI	**214**	**216**	**215**	**210**	**295**	**307**	**301**	**284**
Morila - Attributable 40%	173	173	173	194	255	256	255	293
Sadiola - Attributable 38%	256	283	269	224	325	380	351	283
Yatela - Attributable 40%	299	280	290	255	398	383	390	314
NAMIBIA	**362**	**413**	**388**	**312**	**459**	**460**	**460**	**343**
Navachab	362	413	388	312	459	460	460	343
TANZANIA	**331**	**213**	**268**	**212**	**408**	**292**	**345**	**275**
Geita - Attributable 100% May 2004	331	213	268	212	408	292	345	275
USA	**232**	**224**	**228**	**213**	**334**	**323**	**328**	**289**
Cripple Creek & Victor J.V.	227	220	223	208	329	319	324	284
ZIMBABWE	**-**	**-**	**-**	**447**	**-**	**-**	**-**	**543**
Freda-Rebecca	-	-	-	447	-	-	-	543
ANGLOGOLD ASHANTI	**278**	**284**	**281**	**254**	**363**	**366**	**364**	**317**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar	Cash gross profit (loss) - $m [1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - $m			
	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004	Quarter ended June 2005	Quarter ended March 2005	Six months ended June 2005	Six months ended June 2004
SOUTH AFRICA	**91**	**76**	**166**	**174**	**52**	**35**	**88**	**123**
Vaal River								
Great Noligwa Mine	25	26	51	64	21	20	41	57
Kopanang Mine	17	14	31	31	13	9	22	25
Tau Lekoa Mine	3	1	3	8	(2)	(5)	(7)	1
Surface Operations	3	4	6	9	3	4	6	9
West Wits								
Mponeng Mine	21	13	34	18	11	3	15	6
Savuka Mine	(1)	(3)	(3)	(7)	(3)	(5)	(8)	(11)
TauTona Mine	23	21	44	51	9	9	19	36
ARGENTINA	**13**	**16**	**29**	**19**	**7**	**10**	**17**	**6**
Cerro Vanguardia - Attributable 92.50%	12	15	27	18	7	10	16	6
Minorities and exploration	1	1	2	1	-	-	1	-
AUSTRALIA	**30**	**22**	**52**	**39**	**21**	**13**	**34**	**28**
Sunrise Dam	30	22	52	40	21	13	34	29
Union Reefs	-	-	-	(1)	-	-	-	(1)
BRAZIL	**27**	**27**	**54**	**52**	**21**	**23**	**44**	**41**
AngloGold Ashanti Mineração	15	16	30	28	11	13	24	22
Serra Grande - Attributable 50%	7	7	13	11	6	6	11	9
Minorities and exploration	5	4	11	13	4	4	9	10
GHANA	**13**	**18**	**31**	**8**	**(3)**	**1**	**(2)**	**-**
Bibiani	3	5	8	3	(1)	-	(1)	-
Iduapriem - Attributable 85%	4	5	9	-	2	2	4	-
Obuasi	5	7	13	4	(5)	(1)	(6)	-
Minorities and exploration	1	1	1	1	1	-	1	-
GUINEA	**16**	**4**	**21**	**(3)**	**11**	**2**	**13**	**(2)**
Siguiri - Attributable 85%	14	4	17	(2)	9	2	11	(2)
Minorities and exploration	2	-	4	(1)	2	-	2	-
MALI	**26**	**27**	**53**	**34**	**16**	**16**	**32**	**20**
Morila - Attributable 40%	16	17	35	13	11	12	24	6
Sadiola - Attributable 38%	7	6	12	15	4	2	6	10
Yatela - Attributable 40%	3	4	6	6	1	2	2	4
NAMIBIA	**-**	**1**	**1**	**3**	**(1)**	**-**	**(1)**	**2**
Navachab	-	1	1	3	(1)	-	(1)	2
TANZANIA	**3**	**25**	**29**	**28**	**(9)**	**10**	**2**	**18**
Geita - Attributable 100% May 2004	3	25	29	28	(9)	10	2	18
USA	**12**	**16**	**28**	**25**	**2**	**7**	**9**	**5**
Cripple Creek & Victor J.V.	12	16	28	25	2	7	9	5
ZIMBABWE	**-**	**-**	**-**	**(1)**	**-**	**-**	**-**	**(1)**
Freda-Rebecca	-	-	-	(1)	-	-	-	(1)
OTHER	**4**	**(2)**	**1**	**8**	**-**	**(5)**	**(6)**	**-**
ANGLOGOLD ASHANTI	**235**	**230**	**465**	**386**	**117**	**112**	**230**	**240**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

GREAT NOLIGWA MINE				Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	112	99	105	211	1,206	1,066	1,125	2,272
Milled	- 000 tonnes	/	- 000 tons	569	547	615	1,116	627	603	678	1,230
Yield	- g / t	/	- oz / t	9.49	10.23	9.95	9.86	0.277	0.299	0.290	0.287
Gold produced	- kg	/	- oz (000)	5,401	5,598	6,121	10,998	174	180	196	354
Gold sold	- kg	/	- oz (000)	5,399	5,595	6,117	10,995	174	180	196	353
Price received	- R / kg	/	- $ / oz - sold	89,038	85,182	82,152	87,076	433	441	389	437
Total cash costs	- R	/	- $ - ton milled	526	547	471	537	75	83	65	79
	- R / kg	/	- $ / oz - produced	55,453	53,491	47,340	54,454	270	277	223	273
Total production costs	- R / kg	/	- $ / oz - produced	63,413	62,429	52,764	62,912	309	323	249	316
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	299	285	295	292	9.61	9.16	9.48	9.39
Actual	- g	/	- oz	263	272	286	268	8.47	8.74	9.21	8.61
Target	- m²	/	- ft²	5.26	4.86	4.80	5.06	56.61	52.34	51.63	54.48
Actual	- m²	/	- ft²	5.46	4.81	4.89	5.14	58.82	51.79	52.63	55.30
FINANCIAL RESULTS (MILLION)											
Gold income				505	445	481	950	79	74	73	153
Cost of sales				348	355	337	702	54	59	51	113
Cash operating costs				297	297	287	593	46	49	43	96
Other cash costs				3	3	3	5	-	-	1	1
Total cash costs				299	300	290	599	47	49	44	97
Retrenchment costs				8	6	3	13	1	1	1	2
Rehabilitation and other non-cash costs				7	9	6	16	1	2	1	3
Production costs				314	315	299	628	49	52	46	101
Amortisation of tangible assets				29	35	24	64	4	6	4	10
Inventory change				5	5	14	10	1	1	1	2
				158	90	144	248	24	15	22	39
Realised non-hedge derivatives				(25)	32	22	7	(3)	5	4	2
Gross profit excluding the effect of unrealised non-hedge derivatives				133	122	166	255	21	20	26	41
Capital expenditure				49	55	65	104	8	9	10	17

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

KOPANANG MINE					Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
					Rand / Metric				Dollar / Imperial			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		123	121	121	244	1,329	1,301	1,301	2,631
Milled	- 000 tonnes	/	- 000 tons		527	499	520	1,026	581	550	573	1,131
Yield	- g / t	/	- oz / t		6.95	7.49	7.35	7.21	0.203	0.218	0.214	0.210
Gold produced	- kg	/	- oz (000)		3,659	3,737	3,821	7,396	118	120	122	238
Gold sold	- kg	/	- oz (000)		3,659	3,735	3,817	7,394	118	120	122	238
Price received	- R / kg	/	- $ / oz	- sold	90,270	84,282	82,361	87,245	437	436	390	437
Total cash costs	- R	/	- $	- ton milled	404	444	410	424	57	67	56	62
	- R / kg	/	- $ / oz	- produced	58,208	59,318	55,814	58,769	283	307	263	295
Total production costs	- R / kg	/	- $ / oz	- produced	67,239	69,864	62,249	68,565	327	362	294	345
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		220	215	212	217	7.06	6.92	6.80	6.99
Actual	- g	/	- oz		236	229	230	232	7.58	7.37	7.41	7.47
Target	- m²	/	- ft²		7.07	6.77	6.71	6.92	76.12	72.85	72.23	74.48
Actual	- m²	/	- ft²		7.96	7.41	7.29	7.68	85.69	79.77	78.42	82.66
FINANCIAL RESULTS (MILLION)												
Gold income					347	297	300	644	54	49	45	103
Cost of sales					247	262	246	509	39	43	37	82
Cash operating costs					211	220	211	430	33	37	32	69
Other cash costs					2	2	3	5	-	-	1	1
Total cash costs					213	222	214	435	33	37	33	70
Retrenchment costs					5	2	-	8	1	-	-	1
Rehabilitation and other non-cash costs					4	6	4	10	1	1	-	2
Production costs					222	230	218	452	35	38	33	73
Amortisation of tangible assets					24	31	20	55	4	5	3	9
Inventory change					1	1	8	2	-	-	1	-
					101	35	54	135	15	6	8	21
Realised non-hedge derivatives					(17)	18	15	1	(2)	3	2	1
Gross profit excluding the effect of unrealised non-hedge derivatives					83	53	69	136	13	9	10	22
Capital expenditure					60	64	61	124	9	11	9	20

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

					Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
TAU LEKOA MINE					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		101	95	109	196	1,089	1,024	1,169	2,114
Milled	- 000 tonnes	/	- 000 tons		509	510	602	1,019	561	563	664	1,124
Yield	- g / t	/	- oz / t		4.18	3.98	4.17	4.08	0.122	0.116	0.122	0.119
Gold produced	- kg	/	- oz (000)		2,126	2,029	2,509	4,154	68	65	81	134
Gold sold	- kg	/	- oz (000)		2,125	2,028	2,506	4,153	68	65	81	134
Price received	- R / kg	/	- $ / oz	- sold	90,580	86,035	82,373	88,360	438	445	390	442
Total cash costs	- R	/	- $	- ton milled	344	332	279	338	49	50	38	49
	- R / kg	/	- $ / oz	- produced	82,469	83,401	67,030	82,924	400	432	316	416
Total production costs	- R / kg	/	- $ / oz	- produced	98,972	103,281	78,451	101,077	480	535	370	507
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		220	210	221	215	7.06	6.76	7.12	6.91
Actual	- g	/	- oz		169	168	201	169	5.44	5.41	6.46	5.42
Target	- m²	/	- ft²		9.70	9.50	9.24	9.60	104.37	102.31	99.47	103.34
Actual	- m²	/	- ft²		8.05	7.88	8.70	7.97	86.66	84.87	93.63	85.78
FINANCIAL RESULTS (MILLION)												
Gold income					203	161	198	364	31	27	30	58
Cost of sales					203	206	201	409	32	34	30	66
Cash operating costs					174	168	166	342	27	29	25	55
Other cash costs					1	1	1	3	-	-	-	-
Total cash costs					175	169	167	344	27	29	25	56
Retrenchment costs					4	3	1	7	1	-	-	1
Rehabilitation and other non-cash costs					2	3	3	4	-	-	1	1
Production costs					181	175	171	356	28	29	26	57
Amortisation of tangible assets					29	35	27	64	5	6	3	10
Inventory change					(7)	(4)	3	(11)	(1)	(1)	1	(2)
					-	(45)	(3)	(45)	-	(7)	-	(8)
Realised non-hedge derivatives					(10)	13	9	3	(1)	2	1	1
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives					(11)	(32)	6	(42)	(2)	(5)	1	(7)
Capital expenditure					19	31	40	49	3	5	6	8

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

				Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
SURFACE OPERATIONS				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
Milled	- 000 tonnes	/	- 000 tons	1,396	1,585	1,720	2,981	1,539	1,747	1,896	3,286
Yield	- g / t	/	- oz / t	0.48	0.46	0.55	0.47	0.014	0.013	0.016	0.014
Gold produced	- kg	/	- oz (000)	666	730	940	1,396	21	23	31	45
Gold sold	- kg	/	- oz (000)	666	730	939	1,396	21	23	30	45
Price received	- R / kg	/	- $ / oz - sold	90,434	84,836	82,425	87,506	437	439	391	438
Total cash costs	- R	/	- $ - ton milled	31	28	27	29	4	4	4	4
	- R / kg	/	- $ / oz - produced	63,984	61,450	49,274	62,658	310	318	232	314
Total production costs	- R / kg	/	- $ / oz - produced	63,984	61,450	49,274	62,658	310	318	232	314
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	726	746	726	736	23.35	23.98	23.33	23.66
Actual	- g	/	- oz	730	678	952	702	23.48	21.80	30.61	22.57
FINANCIAL RESULTS (MILLION)											
Gold income				63	58	74	121	10	10	12	19
Cost of sales				43	43	44	86	7	7	7	14
Cash operating costs				43	45	46	87	7	7	7	14
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				43	45	46	87	7	7	7	14
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				43	45	46	87	7	7	7	14
Amortisation of tangible assets				-	-	-	-	-	-	-	-
Inventory change				-	(2)	(2)	(2)	-	-	-	-
				21	15	30	36	3	3	5	6
Realised non-hedge derivatives				(3)	4	3	1	-	1	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives				18	19	33	37	3	4	5	6
Capital expenditure				40	11	20	51	6	2	3	8

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

MPONENG MINE				Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	87	83	80	170	934	896	864	1,830
Milled	- 000 tonnes	/	- 000 tons	418	430	419	848	461	474	462	934
Yield	- g / t	/	- oz / t	9.50	8.31	7.80	8.89	0.277	0.242	0.227	0.259
Gold produced	- kg	/	- oz (000)	3,968	3,571	3,266	7,539	128	115	105	242
Gold sold	- kg	/	- oz (000)	3,970	3,567	3,263	7,537	128	115	105	242
Price received	- R / kg	/	- $ / oz - sold	91,547	85,205	81,991	88,546	442	441	388	442
Total cash costs	- R	/	- $ - ton milled	543	527	534	535	77	80	74	78
	- R / kg	/	- $ / oz - produced	57,209	63,457	68,486	60,168	278	329	323	302
Total production costs	- R / kg	/	- $ / oz - produced	74,926	80,469	81,698	77,551	364	417	386	389
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	243	239	232	241	7.80	7.70	7.45	7.75
Actual	- g	/	- oz	280	251	231	265	8.99	8.08	7.44	8.53
Target	- m²	/	- ft²	5.63	5.30	5.66	5.47	60.60	57.08	60.90	58.85
Actual	- m²	/	- ft²	6.11	5.86	5.68	5.98	65.79	63.04	61.18	64.42
FINANCIAL RESULTS (MILLION)											
Gold income				381	283	256	665	59	47	39	106
Cost of sales				290	281	268	571	45	47	41	92
Cash operating costs				225	224	222	449	35	38	33	72
Other cash costs				2	2	2	4	-	-	-	1
Total cash costs				227	226	224	454	35	38	33	73
Retrenchment costs				6	1	1	7	1	-	-	1
Rehabilitation and other non-cash costs				1	2	1	3	-	-	1	-
Production costs				234	229	226	464	37	38	34	75
Amortisation of tangible assets				63	58	40	121	10	10	6	19
Inventory change				(7)	(6)	2	(13)	(1)	(1)	1	(2)
				91	2	(12)	94	14	-	(2)	14
Realised non-hedge derivatives				(18)	20	11	2	(3)	3	2	1
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives				73	22	(1)	96	11	3	-	15
Capital expenditure				70	75	98	145	11	12	15	23

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

					Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
SAVUKA MINE					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		36	41	40	77	386	443	424	829
Milled	- 000 tonnes	/	- 000 tons		175	184	198	359	193	203	218	395
Yield	- g / t	/	- oz / t		5.93	5.44	5.87	5.68	0.173	0.159	0.171	0.166
Gold produced	- kg	/	- oz (000)		1,038	1,000	1,162	2,038	33	32	38	66
Gold sold	- kg	/	- oz (000)		1,026	999	1,161	2,025	33	32	38	65
Price received	- R / kg	/	- $ / oz	- sold	91,285	85,838	81,915	88,598	441	444	388	443
Total cash costs	- R	/	- $	- ton milled	562	583	575	573	80	88	79	84
	- R / kg	/	- $ / oz	- produced	94,685	107,171	97,928	100,811	461	555	462	507
Total production costs	- R / kg	/	- $ / oz	- produced	112,597	122,173	115,465	117,295	548	633	545	589
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		152	144	136	148	4.89	4.64	4.36	4.77
Actual	- g	/	- oz		134	118	123	126	4.31	3.80	3.97	4.04
Target	- m²	/	- ft²		5.13	5.03	4.64	5.08	55.23	54.11	49.96	54.67
Actual	- m²	/	- ft²		4.63	4.85	4.18	4.75	49.80	52.25	45.00	51.08
FINANCIAL RESULTS (MILLION)												
Gold income					98	79	91	178	15	13	14	28
Cost of sales					113	117	136	231	18	19	21	37
Cash operating costs					97	106	113	203	15	18	17	33
Other cash costs					1	1	2	2	-	-	-	-
Total cash costs					98	107	115	205	15	18	17	33
Retrenchment costs					4	1	1	4	1	-	-	1
Rehabilitation and other non-cash costs					-	-	6	1	-	-	1	-
Production costs					102	108	122	211	16	18	18	34
Amortisation of tangible assets					15	14	13	29	2	2	3	5
Inventory change					(4)	(5)	1	(9)	(1)	(1)	-	(1)
					(15)	(38)	(45)	(53)	(2)	(6)	(7)	(9)
Realised non-hedge derivatives					(5)	6	4	2	(1)	1	-	-
Gross loss excluding the effect of unrealised non-hedge derivatives					(19)	(32)	(41)	(51)	(3)	(5)	(7)	(8)
Capital expenditure					15	14	15	28	2	2	2	5

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

					Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
TAUTONA MINE					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		69	69	69	138	741	741	736	1,482
Milled	- 000 tonnes	/	- 000 tons		396	394	419	791	437	435	462	872
Yield	- g / t	/	- oz / t		9.45	10.31	10.88	9.88	0.276	0.301	0.317	0.288
Gold produced	- kg	/	- oz (000)		3,747	4,067	4,559	7,814	120	131	147	251
Gold sold	- kg	/	- oz (000)		3,740	4,063	4,555	7,803	120	131	146	251
Price received	- R / kg	/	- $ / oz	- sold	90,550	84,559	82,055	87,431	439	438	389	438
Total cash costs	- R	/	- $	- ton milled	470	541	529	506	67	82	73	74
	- R / kg	/	- $ / oz	- produced	49,773	52,492	48,572	51,188	243	272	229	258
Total production costs	- R / kg	/	- $ / oz	- produced	75,999	71,026	61,076	73,411	369	368	289	369
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		326	322	338	324	10.50	10.35	10.87	10.42
Actual	- g	/	- oz		328	296	324	310	10.53	9.52	10.41	9.98
Target	- m²	/	- ft²		5.05	5.10	5.15	5.07	54.32	54.90	55.46	54.61
Actual	- m²	/	- ft²		6.02	5.01	4.85	5.47	64.79	53.96	52.20	58.88
FINANCIAL RESULTS (MILLION)												
Gold income					355	323	357	677	55	54	54	109
Cost of sales					280	283	286	564	44	48	44	91
Cash operating costs					184	211	219	396	29	35	33	64
Other cash costs					2	2	3	4	-	1	1	1
Total cash costs					186	213	222	400	29	36	34	65
Retrenchment costs					5	1	-	7	1	-	-	1
Rehabilitation and other non-cash costs					4	5	2	8	1	1	-	1
Production costs					196	219	224	415	31	37	34	67
Amortisation of tangible assets					89	69	54	159	14	12	8	25
Inventory change					(5)	(5)	8	(9)	(1)	(1)	2	(2)
					75	40	71	113	11	6	10	18
Realised non-hedge derivatives					(16)	21	16	5	(2)	3	3	1
Gross profit excluding the effect of unrealised non-hedge derivatives					59	61	87	118	9	9	13	19
Capital expenditure					122	95	101	217	19	16	15	35

Rounding of figures may result in computational discrepancies.

Argentina

				Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
CERRO VANGUARDIA - Attributable 92.50%				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	4,690	4,509	4,386	9,199	5,170	4,970	4,834	10,140
Treated	- 000 tonnes	/	- 000 tons	201	218	227	419	222	241	250	462
Stripping ratio	- t (mined total - mined ore) / t mined ore			18.94	15.81	19.05	17.27	18.94	15.81	19.05	17.27
Yield	- g / t	/	- oz / t	7.91	8.15	6.39	8.04	0.231	0.238	0.186	0.234
Gold in ore	- kg	/	- oz (000)	1,647	1,843	1,524	3,490	53	59	49	112
Gold produced	- kg	/	- oz (000)	1,591	1,779	1,449	3,370	51	57	47	108
Gold sold	- kg	/	- oz (000)	1,540	1,743	1,438	3,283	50	56	46	106
Price received	- R / kg	/	- $ / oz	- sold	78,459	74,334	76,430	76,269	381	385	361	383
Total cash costs	- R / kg	/	- $ / oz	- produced	35,203	27,280	39,673	31,021	171	141	187	155
Total production costs	- R / kg	/	- $ / oz	- produced	57,305	45,919	68,938	51,295	277	238	325	256
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	816	782	962	798	26.23	25.13	30.94	25.66
Actual	- g	/	- oz	911	815	814	858	29.28	26.20	26.18	27.57
FINANCIAL RESULTS (MILLION)											
Gold income				131	140	120	271	21	23	19	44
Cost of sales				87	80	105	167	14	13	16	27
Cash operating costs				44	37	48	81	7	6	7	13
Other cash costs				12	12	10	24	2	2	1	4
Total cash costs				56	49	58	105	9	8	8	17
Rehabilitation and other non-cash costs				1	-	1	1	-	-	-	-
Production costs				57	49	59	106	9	8	8	17
Amortisation of tangible assets				34	32	42	67	5	5	7	11
Inventory change				(4)	(1)	4	(5)	(1)	-	1	(1)
				45	60	15	104	7	10	3	17
Realised non-hedge derivatives				(3)	(2)	(1)	(5)	-	-	-	(1)
Gross profit excluding the effect of unrealised non-hedge derivatives				42	58	14	99	7	10	3	16
Capital expenditure				34	21	25	55	5	3	4	9

Rounding of figures may result in computational discrepancies.

Australia

SUNRISE DAM				Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	2,785	2,605	4,171	5,390	3,642	3,407	5,454	7,050
Treated	- 000 tonnes	/	- 000 tons	912	866	866	1,778	1,005	954	955	1,960
Stripping ratio	- t (mined total - mined ore) / t mined ore			5.12	4.34	8.94	4.72	5.12	4.34	8.94	4.72
Yield	- g / t	/	- oz / t	4.28	4.60	3.47	4.43	0.125	0.134	0.101	0.129
Gold produced	- kg	/	- oz (000)	4,063	4,064	3,008	8,127	131	131	97	261
Gold sold	- kg	/	- oz (000)	4,067	4,053	3,010	8,120	131	130	97	261
Price received	- R / kg	/	- $ / oz - sold	99,502	81,997	88,462	90,765	483	424	422	454
Total cash costs	- R / kg	/	- $ / oz - produced	50,451	53,857	53,942	52,154	246	279	255	262
Total production costs	- R / kg	/	- $ / oz - produced	66,620	68,751	67,013	67,686	324	356	317	340
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	3,027	3,150	2,552	3,087	97.32	101.27	82.03	99.25
Actual	- g	/	- oz	3,558	3,812	2,827	3,681	114.38	122.57	90.88	118.33
FINANCIAL RESULTS (MILLION)											
Gold income				413	337	273	750	64	56	41	120
Cost of sales				273	252	148	526	43	42	22	85
Cash operating costs				195	211	156	406	31	35	24	66
Other cash costs				10	8	6	17	2	1	1	3
Total cash costs				205	219	162	424	32	36	25	69
Rehabilitation and other non-cash costs				8	5	2	13	1	1	-	2
Production costs				213	224	164	437	33	37	25	71
Amortisation of tangible assets				58	55	37	113	9	9	5	18
Inventory change				3	(27)	(53)	(24)	-	(4)	(8)	(4)
				140	85	125	225	22	14	19	36
Realised non-hedge derivatives				(8)	(5)	(6)	(13)	(1)	(1)	(1)	(2)
Gross profit excluding the effect of unrealised non-hedge derivatives				131	80	119	211	21	13	18	34
Capital expenditure				54	41	43	95	8	7	6	15

Rounding of figures may result in computational discrepancies.

Brazil

ANGLOGOLD ASHANTI MINERAÇÃO		Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
		Rand / Metric				Dollar / Imperial			
OPERATING RESULTS									
UNDERGROUND OPERATION									
Mined	- 000 tonnes / - 000 tons	229	196	220	425	253	216	242	468
Treated	- 000 tonnes / - 000 tons	232	205	214	437	256	226	236	482
Yield	- g / t / - oz / t	6.96	7.96	7.91	7.43	0.203	0.232	0.231	0.217
Gold produced	- kg / - oz (000)	1,615	1,633	1,694	3,247	52	52	55	104
SURFACE AND DUMP RECLAMATION									
Treated	- 000 tonnes / - 000 tons	11	-	-	11	12	-	-	12
Yield	- g / t / - oz / t	1.89	-	-	1.89	0.055	-	-	0.055
Gold produced	- kg / - oz (000)	21	-	-	21	1	-	-	1
OPEN-PIT OPERATION									
Mined	- 000 tonnes / - 000 tons	-	-	28	-	-	-	31	-
Treated	- 000 tonnes / - 000 tons	-	-	23	-	-	-	26	-
Stripping ratio	- t (mined total - mined ore) / t mined ore	-	-	0.23	-	-	-	0.23	-
Yield	- g / t / - oz / t	-	-	3.54	-	-	-	0.103	-
Gold in ore	- kg / - oz (000)	-	-	77	-	-	-	3	-
Gold produced	- kg / - oz (000)	-	-	83	-	-	-	3	-
HEAP LEACH OPERATION									
Mined	- 000 tonnes / - 000 tons	1,182	664	638	1,847	1,303	732	704	2,036
Placed [1]	- 000 tonnes / - 000 tons	69	34	46	103	76	37	51	114
Stripping ratio	- t (mined total - mined ore) / t mined ore	16.05	18.85	12.93	16.96	16.05	18.85	12.93	16.96
Yield [2]	- g / t / - oz / t	2.71	4.70	4.45	3.36	0.079	0.137	0.130	0.098
Gold placed [3]	- kg / - oz (000)	187	159	204	346	6	5	7	11
Gold produced	- kg / - oz (000)	273	144	226	417	9	5	7	13
TOTAL									
Yield [4]	- g / t / - oz / t	6.73	7.96	7.48	7.30	0.196	0.232	0.218	0.213
Gold produced	- kg / - oz (000)	1,908	1,776	2,003	3,684	61	57	65	118
Gold sold	- kg / - oz (000)	1,813	1,751	2,014	3,564	58	56	65	115
Price received	- R / kg / - $ / oz - sold	86,409	80,407	83,520	83,461	417	416	393	416
Total cash costs	- R / kg / - $ / oz - produced	33,090	28,425	27,300	30,841	161	147	129	154
Total production costs	- R / kg / - $ / oz - produced	45,508	38,169	37,993	41,970	221	198	179	210
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	552	473	576	515	17.75	15.21	18.53	16.55
Actual	- g / - oz	590	579	640	584	18.95	18.62	20.58	18.79
FINANCIAL RESULTS (MILLION)									
Gold income		141	129	150	271	22	22	23	44
Cost of sales		82	64	76	146	13	11	12	23
Cash operating costs		61	49	53	111	10	8	8	18
Other cash costs		2	1	2	3	-	-	1	1
Total cash costs		63	50	55	114	10	8	9	18
Rehabilitation and other non-cash costs		1	1	-	1	-	-	-	-
Production costs		64	51	55	115	10	8	9	18
Amortisation of tangible assets		23	17	21	40	4	3	3	6
Inventory change		(5)	(4)	-	(8)	(1)	-	-	(1)
		59	65	74	124	9	11	11	20
Realised non-hedge derivatives		15	11	18	27	2	2	3	4
Gross profit excluding the effect of unrealised non-hedge derivatives		74	76	92	151	11	13	14	24
Capital expenditure		111	45	55	157	18	8	8	25

[1] Tonnes / Tons placed on to leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.

Brazil

SERRA GRANDE - Attributable 50%					Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Mined	- 000 tonnes	/	- 000 tons		94	92	92	186	103	102	101	205
Treated	- 000 tonnes	/	- 000 tons		93	94	92	187	103	104	102	207
Yield	- g / t	/	- oz / t		8.04	8.01	7.87	8.02	0.234	0.233	0.230	0.234
Gold produced	- kg	/	- oz (000)		751	752	729	1,504	24	24	23	48
Gold sold	- kg	/	- oz (000)		774	751	689	1,526	25	24	22	49
Price received	- R / kg	/	- $ / oz	- sold	85,794	80,467	83,035	83,171	415	416	391	416
Total cash costs	- R / kg	/	- $ / oz	- produced	31,615	28,483	26,504	30,048	153	147	125	150
Total production costs	- R / kg	/	- $ / oz	- produced	40,004	36,143	35,340	38,072	194	187	167	190
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		830	833	839	832	26.69	26.79	26.96	26.74
Actual	- g	/	- oz		992	1,007	861	999	31.91	32.36	27.67	32.13
FINANCIAL RESULTS (MILLION)												
Gold income					60	55	51	116	9	9	8	19
Cost of sales					31	27	24	58	5	4	4	9
Cash operating costs					23	21	19	44	4	3	3	7
Other cash costs					1	-	-	1	-	-	-	-
Total cash costs					24	21	19	45	4	3	3	7
Rehabilitation and other non-cash costs					-	-	-	-	-	-	-	-
Production costs					24	21	19	45	4	3	3	7
Amortisation of tangible assets					6	6	6	12	1	1	1	2
Inventory change					1	-	(1)	1	-	-	-	-
					30	28	27	58	5	5	4	9
Realised non-hedge derivatives					6	5	6	11	1	1	1	2
Gross profit excluding the effect of unrealised non-hedge derivatives					36	33	33	69	6	6	5	11
Capital expenditure					10	9	9	19	2	1	1	3

Rounding of figures may result in computational discrepancies.

Ghana

				Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
BIBIANI				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	3	3	2	6	3	3	2	6
Treated	- 000 tonnes	/	- 000 tons	3	2	2	5	3	3	2	6
Yield	- g / t	/	- oz / t	5.20	4.36	3.28	4.83	0.152	0.127	0.096	0.141
Gold produced	- kg	/	- oz (000)	16	10	5	26	1	-	-	1
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	1,561	1,284	729	2,846	1,721	1,416	804	3,137
Treated	- 000 tonnes	/	- 000 tons	604	637	440	1,241	666	702	485	1,368
Stripping ratio	- t (mined total - mined ore) / t mined ore			6.48	5.83	2.83	6.17	6.48	5.83	2.83	6.17
Yield	- g / t	/	- oz / t	1.51	1.58	1.78	1.55	0.044	0.046	0.052	0.045
Gold in ore	- kg	/	- oz (000)	626	1,015	522	1,642	20	33	17	53
Gold produced	- kg	/	- oz (000)	915	1,009	783	1,924	29	32	25	62
TOTAL											
Yield	- g / t	/	- oz / t	1.53	1.59	1.79	1.56	0.045	0.047	0.052	0.046
Gold produced	- kg	/	- oz (000)	931	1,020	788	1,951	30	33	25	63
Gold sold	- kg	/	- oz (000)	931	1,020	788	1,951	30	33	25	63
Price received	- R / kg	/	- $ / oz - sold	87,800	83,352	82,555	85,474	426	432	391	429
Total cash costs	- R / kg	/	- $ / oz - produced	60,929	55,841	50,177	58,269	296	289	237	292
Total production costs	- R / kg	/	- $ / oz - produced	91,334	83,860	75,617	87,453	443	434	358	439
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	407	397	1,244	402	13.10	12.75	17.74	12.93
Actual	- g	/	- oz	465	487	1,024	476	14.94	15.65	32.92	15.30
FINANCIAL RESULTS (MILLION)											
Gold income				79	82	66	161	12	14	10	26
Cost of sales				87	87	66	174	14	15	10	27
Cash operating costs				53	53	36	106	8	9	6	17
Other cash costs				4	4	3	8	1	1	-	1
Total cash costs				57	57	40	114	9	10	6	18
Rehabilitation and other non-cash costs				2	2	1	4	-	-	-	-
Production costs				59	59	40	118	9	10	6	18
Amortisation of tangible assets				26	27	20	53	4	5	3	9
Inventory change				2	1	6	3	-	-	1	1
				(7)	(5)	-	(13)	(1)	(1)	-	(2)
Realised non-hedge derivatives				3	3	(1)	6	-	1	-	1
Gross loss excluding the effect of unrealised non-hedge derivatives				(5)	(2)	-	(7)	(1)	-	-	(1)
Capital expenditure				17	12	13	29	3	2	2	5

Rounding of figures may result in computational discrepancies.

Ghana

IDUAPRIEM - Attributable 85%					Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Mined	- 000 tonnes	/	- 000 tons		6,377	6,004	3,315	12,381	7,030	6,618	3,655	13,648
Treated	- 000 tonnes	/	- 000 tons		722	800	542	1,522	796	882	597	1,677
Stripping ratio	- t (mined total - mined ore) / t mined ore				6.37	6.76	4.80	6.55	6.37	6.76	4.80	6.55
Yield	- g / t	/	- oz / t		1.72	1.80	1.48	1.76	0.050	0.052	0.043	0.051
Gold in ore	- kg	/	- oz (000)		1,671	1,622	1,019	3,292	54	52	33	106
Gold produced	- kg	/	- oz (000)		1,241	1,437	802	2,677	40	46	26	86
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/	- 000 tons		-	-	23	-	-	-	26	-
Placed [1]	- 000 tonnes	/	- 000 tons		-	-	9	-	-	-	10	-
Gold produced	- kg	/	- oz (000)		3	6	36	9	-	-	1	-
TOTAL												
Yield [4]	- g / t	/	- oz / t		1.72	1.80	1.48	1.76	0.050	0.052	0.043	0.051
Gold produced	- kg	/	- oz (000)		1,244	1,442	838	2,686	40	46	27	86
Gold sold	- kg	/	- oz (000)		1,263	1,279	845	2,542	41	41	27	82
Price received	- R / kg	/	- $ / oz	- sold	86,211	86,157	84,757	86,184	422	446	400	434
Total cash costs	- R / kg	/	- $ / oz	- produced	69,809	55,716	65,545	62,242	339	288	309	312
Total production costs	- R / kg	/	- $ / oz	- produced	89,551	75,043	84,258	81,761	435	389	397	410
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		729	699	807	714	23.43	22.48	25.96	22.96
Actual	- g	/	- oz		584	681	609	633	18.78	21.91	19.59	20.34
FINANCIAL RESULTS (MILLION)												
Gold income					98	96	75	195	15	16	11	32
Cost of sales					98	95	70	193	15	16	10	31
Cash operating costs					81	75	51	156	13	12	8	25
Other cash costs					6	5	4	12	1	1	1	2
Total cash costs					87	80	55	167	14	13	8	27
Rehabilitation and other non-cash costs					1	2	1	3	-	-	-	-
Production costs					88	82	56	170	14	14	8	27
Amortisation of tangible assets					21	23	15	44	3	4	2	7
Inventory change					(11)	(10)	(1)	(21)	(2)	(2)	-	(3)
					1	1	5	2	-	-	1	-
Realised non-hedge derivatives					11	14	(3)	24	2	2	(1)	4
Gross profit excluding the effect of unrealised non-hedge derivatives					11	15	2	26	2	2	-	4
Capital expenditure					5	2	3	7	1	-	1	1

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Ghana

				Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
OBUASI				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	556	495	330	556	613	545	363	613
Treated	- 000 tonnes	/	- 000 tons	544	492	344	1,065	599	542	379	1,173
Yield	- g / t	/	- oz / t	4.95	4.80	5.39	4.79	0.144	0.130	0.157	0.140
Gold produced	- kg	/	- oz (000)	2,692	2,404	1,852	5,096	87	78	60	164
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/	- 000 tons	478	526	247	1,005	527	580	272	1,107
Yield	- g / t	/	- oz / t	0.50	0.49	0.68	0.49	0.015	0.014	0.020	0.014
Gold produced	- kg	/	- oz (000)	241	256	168	496	8	8	5	16
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	1,007	828	583	1,872	1,110	913	643	2,063
Treated	- 000 tonnes	/	- 000 tons	46	61	99	46	51	67	109	51
Stripping ratio	- t (mined total - mined ore) / t mined ore			13.22	10.50	6.93	13.19	13.22	10.50	6.93	13.19
Yield	- g / t	/	- oz / t	5.06	3.10	1.76	9.18	0.147	0.090	0.051	0.268
Gold in ore	- kg	/	- oz (000)	224	311	354	224	7	10	11	7
Gold produced	- kg	/	- oz (000)	234	191	175	425	8	6	6	14
TOTAL											
Yield	- g / t	/	- oz / t	2.96	2.60	3.18	2.84	0.086	0.079	0.093	0.083
Gold produced	- kg	/	- oz (000)	3,166	2,851	2,194	6,017	102	92	71	193
Gold sold	- kg	/	- oz (000)	3,196	2,821	2,167	6,018	103	91	70	193
Price received	- R / kg	/	- $ / oz	- sold	87,913	86,597	84,892	87,296	424	448	400	435
Total cash costs	- R / kg	/	- $ / oz	- produced	66,915	69,979	61,905	68,367	324	362	292	342
Total production costs	- R / kg	/	- $ / oz	- produced	93,257	92,649	86,944	92,736	451	480	410	464
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	358	332	238	345	11.51	10.68	7.65	11.10
Actual	- g	/	- oz	213	186	210	199	6.84	5.99	6.75	6.41
FINANCIAL RESULTS (MILLION)											
Gold income				257	213	192	470	40	35	29	75
Cost of sales				310	251	186	561	48	41	28	90
Cash operating costs				199	189	127	387	31	31	19	62
Other cash costs				13	11	9	24	2	2	1	4
Total cash costs				212	200	136	411	33	33	21	66
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				212	200	136	411	33	33	21	66
Amortisation of tangible assets				83	63	55	147	13	10	8	24
Inventory change				14	(12)	(5)	3	2	(2)	(1)	-
				(53)	(38)	6	(91)	(8)	(6)	1	(15)
Realised non-hedge derivatives				24	31	(8)	56	4	5	(1)	9
Gross loss excluding the effect of unrealised non-hedge derivatives				(29)	(7)	(2)	(35)	(5)	(1)	-	(6)
Capital expenditure				105	77	48	182	17	13	7	29

Rounding of figures may result in computational discrepancies.

Guinea

			Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
SIGUIRI - Attributable 85%			**Rand / Metric**				**Dollar / Imperial**			
OPEN-PIT OPERATION										
Mined	- 000 tonnes /	- 000 tons	4,085	-	-	4,085	4,503	-	-	4,503
Treated	- 000 tonnes /	- 000 tons	1,373	-	-	1,373	1,513	-	-	1,513
Stripping ratio	- t (mined total - mined ore) / t mined ore		0.89	-	-	0.89	0.89	-	-	0.89
Yield	- g / t /	- oz / t	1.35	-	-	1.35	0.039	-	-	0.039
Gold produced	- kg /	- oz (000)	1,848	-	-	1,848	59	-	-	59
HEAP LEACH OPERATION										
Mined	- 000 tonnes /	- 000 tons	-	3,678	1,029	3,678	-	4,054	1,135	4,054
Placed [1]	- 000 tonnes /	- 000 tons	79	1,497	593	1,575	87	1,650	653	1,736
Stripping ratio	- t (mined total - mined ore) / t mined ore		-	1.68	0.46	1.68	-	1.68	0.46	1.68
Yield [2]	- g / t /	- oz / t	1.24	1.16	1.12	1.16	0.036	0.034	0.033	0.034
Gold placed [3]	- kg /	- oz (000)	97	1,738	663	1,835	3	56	21	59
Gold produced	- kg /	- oz (000)	639	1,345	535	1,983	21	43	17	64
TOTAL										
Yield [4]	- g / t /	- oz / t	1.35	-	-	1.35	0.039	-	-	0.039
Gold produced	- kg /	- oz (000)	2,486	1,345	535	3,831	80	43	17	123
Gold sold	- kg /	- oz (000)	2,326	1,345	-	3,670	75	43	-	118
Price received	- R / kg /	- $ / oz - sold	88,283	86,569	-	87,655	426	448	-	434
Total cash costs	- R / kg /	- $ / oz - produced	43,673	76,360	82,013	55,145	212	395	386	276
Total production costs	- R / kg /	- $ / oz - produced	62,908	92,084	109,599	73,148	305	477	519	365
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	1,241	1,049	566	1,145	39.90	33.74	18.21	36.82
Actual	- g /	- oz	774	489	273	643	24.87	15.73	8.78	20.66
FINANCIAL RESULTS (MILLION)										
Gold income			192	99	-	292	30	17	-	46
Cost of sales			145	103	9	248	23	18	1	40
Cash operating costs			102	99	42	200	16	16	7	32
Other cash costs			7	4	2	11	1	1	-	2
Total cash costs			109	103	44	211	17	17	7	34
Rehabilitation and other non-cash costs			7	4	3	12	1	1	-	2
Production costs			116	107	47	223	18	18	7	36
Amortisation of tangible assets			38	16	11	54	6	3	2	9
Inventory change			(9)	(20)	(49)	(30)	(1)	(3)	(8)	(5)
			48	(4)	(9)	44	7	(1)	(1)	7
Realised non-hedge derivatives			13	17	(4)	30	2	3	(1)	5
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives			61	13	(13)	74	9	2	(2)	11
Capital expenditure			57	80	94	137	9	13	14	22

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Mali

MORILA - Attributable 40%						Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
						Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS													
OPEN-PIT OPERATION													
Volume mined	- 000 bcm	/	- 000 bcy			1,020	1,303	786	2,323	1,334	1,704	1,028	3,039
Mined	- 000 tonnes	/	- 000 tons			2,786	3,126	2,175	5,912	3,071	3,446	2,397	6,516
Treated	- 000 tonnes	/	- 000 tons			380	343	346	723	419	378	382	797
Stripping ratio	- t (mined total - mined ore) / t mined ore					2.48	3.75	4.11	3.05	2.48	3.75	4.11	3.05
Yield	- g / t	/	- oz / t			5.51	6.05	3.06	5.77	0.161	0.177	0.089	0.168
Gold produced	- kg	/	- oz (000)			2,095	2,075	1,058	4,171	67	67	34	134
Gold sold	- kg	/	- oz (000)			2,025	2,040	1,089	4,066	65	66	35	131
Price received	- R / kg	/	- $ / oz	- sold		89,194	82,141	74,061	85,655	429	425	353	427
Total cash costs	- R / kg	/	- $ / oz	- produced		35,711	33,432	50,383	34,577	173	173	238	173
Total production costs	- R / kg	/	- $ / oz	- produced		52,583	49,458	72,640	51,028	255	256	344	255
PRODUCTIVITY PER EMPLOYEE													
Target	- g	/	- oz			2,295	2,170	2,302	2,232	73.79	69.75	74.02	71.77
Actual	- g	/	- oz			3,742	3,766	1,353	3,754	120.31	121.09	43.51	120.70
FINANCIAL RESULTS (MILLION)													
Gold income						181	168	79	348	28	28	12	56
Cost of sales						107	95	78	202	17	16	12	32
Cash operating costs						62	58	48	120	10	10	7	19
Other cash costs						13	12	6	24	2	2	1	4
Total cash costs						75	69	54	144	12	12	8	23
Rehabilitation and other non-cash costs						1	1	1	1	-	-	-	-
Production costs						76	70	55	146	12	12	8	23
Amortisation of tangible assets						35	33	22	67	5	5	3	11
Inventory change						(3)	(8)	1	(11)	(1)	(1)	1	(2)
						73	73	1	146	11	12	-	24
Realised non-hedge derivatives						-	-	2	-	-	-	1	-
Gross profit excluding the effect of unrealised non-hedge derivatives						73	73	3	146	11	12	1	24
Capital expenditure						-	4	1	3	-	1	1	1

Rounding of figures may result in computational discrepancies.

Mali

SADIOLA - Attributable 38%					Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/	- 000 bcy		1,172	841	751	2,013	1,533	1,100	981	2,633
Mined	- 000 tonnes	/	- 000 tons		2,169	1,749	1,386	3,918	2,391	1,928	1,528	4,319
Treated	- 000 tonnes	/	- 000 tons		444	449	493	893	489	495	543	984
Stripping ratio	- t (mined total - mined ore) / t mined ore				4.88	2.25	1.17	3.32	4.88	2.25	1.17	3.32
Yield	- g / t	/	- oz / t		3.02	2.65	2.82	2.83	0.088	0.077	0.082	0.083
Gold produced	- kg	/	- oz (000)		1,339	1,188	1,386	2,527	43	38	44	81
Gold sold	- kg	/	- oz (000)		1,299	1,202	1,375	2,501	42	39	44	80
Price received	- R / kg	/	- $ / oz	- sold	89,147	84,983	82,614	87,146	427	440	392	433
Total cash costs	- R / kg	/	- $ / oz	- produced	53,050	54,634	49,087	53,795	256	283	232	269
Total production costs	- R / kg	/	- $ / oz	- produced	67,266	73,458	61,607	70,177	325	380	291	351
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		1,835	1,399	1,676	1,617	59.01	44.97	53.89	51.99
Actual	- g	/	- oz		1,757	1,702	1,967	1,731	56.49	54.72	63.24	55.65
FINANCIAL RESULTS (MILLION)												
Gold income					116	102	115	218	18	17	18	35
Cost of sales					89	87	86	177	14	15	14	28
Cash operating costs					63	58	60	121	10	10	10	19
Other cash costs					8	7	8	15	1	1	1	2
Total cash costs					71	65	68	136	11	11	11	22
Rehabilitation and other non-cash costs					1	1	1	2	-	-	1	-
Production costs					72	66	69	138	11	11	12	22
Amortisation of tangible assets					18	21	16	40	3	4	2	6
Inventory change					(1)	-	1	-	-	-	-	-
					26	15	29	41	4	2	4	6
Realised non-hedge derivatives					-	-	(1)	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives					26	15	28	41	4	2	4	6
Capital expenditure					13	14	12	27	2	2	2	4

Rounding of figures may result in computational discrepancies.

Mali

YATELA - Attributable 40%					Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/	- 000 tons		1,699	1,679	1,985	3,378	1,873	1,850	2,187	3,723
Placed [1]	- 000 tonnes	/	- 000 tons		319	323	303	643	352	356	334	708
Stripping ratio	- t (mined total - mined ore) / t mined ore				9.68	5.75	4.91	7.28	9.68	5.75	4.91	7.28
Yield [2]	- g / t	/	- oz / t		2.51	2.61	3.61	2.56	0.073	0.076	0.105	0.075
Gold placed [3]	- kg	/	- oz (000)		802	844	1,094	1,646	26	27	35	53
Gold produced	- kg	/	- oz (000)		705	717	769	1,421	23	23	25	46
Gold sold	- kg	/	- oz (000)		683	772	880	1,455	22	25	28	47
Price received	- R / kg	/	- $ / oz	- sold	89,539	82,700	83,553	85,910	428	428	395	428
Total cash costs	- R / kg	/	- $ / oz	- produced	61,786	54,180	50,423	57,951	299	280	238	290
Total production costs	- R / kg	/	- $ / oz	- produced	82,056	73,966	62,370	77,977	398	383	295	390
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		1,180	994	1,044	1,087	37.92	31.97	33.58	34.95
Actual	- g	/	- oz		1,050	967	914	1,006	33.76	31.09	29.38	32.36
FINANCIAL RESULTS (MILLION)												
Gold income					61	64	73	125	9	11	12	20
Cost of sales					57	55	56	111	9	9	9	18
Cash operating costs					39	34	34	73	6	6	5	12
Other cash costs					4	5	5	9	1	1	-	1
Total cash costs					44	39	39	82	7	7	5	13
Rehabilitation and other non-cash costs					1	-	1	1	-	-	1	-
Production costs					44	39	40	83	7	7	6	13
Amortisation of tangible assets					13	14	8	28	2	2	1	4
Inventory change					(1)	2	8	-	-	-	2	-
					5	9	17	14	1	2	3	2
Realised non-hedge derivatives					-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives					5	9	17	14	1	2	3	2
Capital expenditure					5	6	5	11	1	1	1	2

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Namibia

NAVACHAB					Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/	- 000 bcy		312	258	15	570	408	337	19	745
Mined	- 000 tonnes	/	- 000 tons		1,018	839	39	1,857	1,122	925	43	2,047
Treated	- 000 tonnes	/	- 000 tons		283	308	345	591	312	339	381	651
Stripping ratio	- t (mined total - mined ore) / t mined ore				1.91	1.65	0.33	1.79	1.91	1.65	0.33	1.79
Yield	- g / t	/	- oz / t		1.98	1.94	1.46	1.96	0.058	0.056	0.042	0.057
Gold produced	- kg	/	- oz (000)		560	596	503	1,156	18	19	16	37
Gold sold	- kg	/	- oz (000)		558	636	538	1,193	18	20	17	38
Price received	- R / kg	/	- $ / oz	- sold	88,761	83,370	83,549	85,889	427	431	396	430
Total cash costs	- R / kg	/	- $ / oz	- produced	74,345	79,780	67,876	77,146	362	413	320	388
Total production costs	- R / kg	/	- $ / oz	- produced	94,010	88,903	76,372	91,378	459	460	360	460
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		704	672	405	688	22.64	21.60	13.02	22.12
Actual	- g	/	- oz		596	606	783	601	19.16	19.49	25.19	19.33
FINANCIAL RESULTS (MILLION)												
Gold income					49	53	44	102	8	9	7	16
Cost of sales					55	52	39	107	9	9	6	17
Cash operating costs					41	47	34	89	6	8	6	14
Other cash costs					-	1	-	1	-	-	-	-
Total cash costs					42	48	34	89	7	8	6	14
Rehabilitation and other non-cash costs					6	-	-	6	1	-	(1)	1
Production costs					47	48	34	95	7	8	5	15
Amortisation of tangible assets					5	5	4	11	1	1	1	2
Inventory change					3	(1)	1	2	-	-	-	-
					(6)	1	5	(5)	(1)	-	1	(1)
Realised non-hedge derivatives					-	-	-	-	-	-	-	-
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives					(6)	1	5	(5)	(1)	-	1	(1)
Capital expenditure					14	5	101	18	2	1	15	3

Rounding of figures may result in computational discrepancies.

Tanzania

					Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
GEITA - Attributable 100% May 2004					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/	- 000 bcy		5,487	4,884	4,367	10,371	7,178	6,388	5,677	13,566
Mined	- 000 tonnes	/	- 000 tons		14,602	12,607	11,236	27,209	16,096	13,897	12,386	29,992
Treated	- 000 tonnes	/	- 000 tons		1,536	1,436	1,253	2,972	1,693	1,583	1,382	3,276
Stripping ratio	- t (mined total - mined ore) / t mined ore				8.20	9.31	6.60	8.68	8.20	9.31	6.60	8.68
Yield	- g / t	/	- oz / t		3.34	4.15	3.46	3.73	0.097	0.121	0.101	0.109
Gold produced	- kg	/	- oz (000)		5,133	5,963	4,339	11,097	165	192	140	357
Gold sold	- kg	/	- oz (000)		5,273	5,691	3,949	10,964	170	183	127	353
Price received	- R / kg	/	- $ / oz	- sold	72,840	71,909	76,043	72,357	351	372	357	362
Total cash costs	- R / kg	/	- $ / oz	- produced	68,422	41,204	48,015	53,795	331	213	226	268
Total production costs	- R / kg	/	- $ / oz	- produced	84,160	56,421	64,139	69,253	408	292	302	345
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		1,042	1,221	1,187	1,131	33.49	39.25	38.18	36.37
Actual	- g	/	- oz		1,282	1,545	1,159	1,411	41.21	49.68	37.26	45.37
FINANCIAL RESULTS (MILLION)												
Gold income					381	407	299	788	59	68	45	127
Cost of sales					440	345	256	786	68	58	38	126
Cash operating costs					330	228	193	559	51	38	29	89
Other cash costs					21	16	16	38	3	3	2	6
Total cash costs					351	244	209	597	55	41	31	96
Rehabilitation and other non-cash costs					3	3	2	5	-	-	1	1
Production costs					354	247	211	602	55	41	32	96
Amortisation of tangible assets					78	88	68	166	12	15	10	27
Inventory change					8	10	(23)	18	1	2	(4)	3
					(59)	62	43	2	(9)	10	7	1
Realised non-hedge derivatives					3	3	2	6	-	-	1	1
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives					(56)	65	45	7	(9)	10	8	2
Capital expenditure					63	17	19	80	10	3	3	13

Rounding of figures may result in computational discrepancies.

USA

CRIPPLE CREEK & VICTOR J.V.			Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005	Quarter ended June 2005	Quarter ended March 2005	Quarter ended June 2004	Six months ended June 2005
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes /	- 000 tons	11,583	11,892	13,885	23,475	12,769	13,109	15,305	25,877
Placed [1]	- 000 tonnes /	- 000 tons	4,773	4,756	4,722	9,530	5,262	5,243	5,205	10,505
Stripping ratio	- t (mined total - mined ore) / t mined ore		1.81	1.40	2.14	1.59	1.81	1.40	2.14	1.59
Yield [2]	- g / t /	- oz / t	0.62	0.64	0.59	0.63	0.018	0.019	0.017	0.018
Gold placed [3]	- kg /	- oz (000)	2,959	3,036	2,795	5,995	95	98	90	193
Gold produced	- kg /	- oz (000)	2,215	2,508	2,373	4,723	71	81	76	152
Gold sold	- kg /	- oz (000)	2,227	2,492	2,375	4,719	72	80	76	152
Price received	- R / kg /	- $ / oz - sold	74,928	78,505	68,941	76,817	359	406	327	384
Total cash costs [4]	- R / kg /	- $ / oz - produced	47,084	42,443	44,081	44,620	227	220	208	223
Total production costs	- R / kg /	- $ / oz - produced	68,225	61,610	57,610	64,712	329	319	272	324
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	2,723	2,695	2,857	2,709	87.56	86.66	91.85	87.11
Actual	- g /	- oz	2,322	2,714	2,513	2,515	74.65	87.26	80.80	80.86
FINANCIAL RESULTS (MILLION)										
Gold income			155	155	167	310	24	26	25	50
Cost of sales			151	155	137	306	23	26	21	49
Cash operating costs			141	126	127	267	22	21	19	43
Other cash costs			7	7	4	14	1	1	1	2
Total cash costs			147	133	131	280	23	22	20	45
Rehabilitation and other non-cash costs			2	4	(7)	7	-	1	(1)	1
Production costs			150	137	124	287	23	23	19	46
Amortisation of tangible assets			63	57	60	120	10	9	9	19
Inventory change			(62)	(39)	(47)	(101)	(10)	(6)	(7)	(16)
			3	-	30	4	-	-	4	1
Realised non-hedge derivatives			12	41	(3)	53	2	7	-	9
Gross profit excluding the effect of unrealised non-hedge derivatives			16	41	27	57	2	7	4	9
Capital expenditure			14	9	18	23	2	2	3	4

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.



Administrative information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GSE (Shares):	AGA
GSE (GhDS):	AADA
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young

Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com

Clement Mamathuba
Telephone: +27 11 637 6223
Fax: +27 11 637 6400
E-mail:
cmamathuba@AngloGoldAshanti.com

United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
R Carvalho Silva
Dr S E Jonah KBE [†]
N F Nicolau
K H Williams

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman [#]
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)

* British   [#] American   [†] Ghanaian

Offices
Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase
and dividend reinvestment plan for
AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   JULY 28, 2005

By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary